Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-215619

PROSPECTUS

BioVIE INC.

25,000,000 Shares

Common Stock

This prospectus relates to the sale of up to 25,000,000 shares of our common stock by Aspire Capital Fund, LLC. Aspire Capital is also referred to in this prospectus as the selling stockholder. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we have received proceeds of $0.2 million, and may receive additional proceeds of up to $11.8 million, for an aggregate of $12.0 million, pursuant to a common stock purchase agreement entered into with the selling stockholder on January 4, 2017.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended. We will pay the expenses of registering these shares, but all selling and other expenses incurred by the selling stockholder will be paid by the selling stockholder.

Our common stock is quoted on the OTCQB Venture Market under the ticker symbol “BIVI.” On March 27, 2017, the last reported sale price of our common stock was $0.30 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 3, 2017.

We have not, and the selling stockholder has not, authorized anyone to provide you with information different from that contained in this prospectus or in any supplement to this prospectus or free writing prospectus, and neither we nor the selling stockholder takes any responsibility for any other information that others may give you. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.

This prospectus relates to the offering of our common stock. Before buying any of our common stock, you should carefully read this prospectus, any supplement to this prospectus, and the additional information under the heading “Where You Can Find More Information.” These documents contain important information that you should consider when making your investment decision.

References to the “Company,” “BioVie,” “we,” “our” and “us” in this prospectus are to BioVie Inc. and its consolidated subsidiaries, unless the context otherwise requires. This document includes trade names and trademarks of other companies. All such trade names and trademarks appearing in this document are the property of their respective holders.

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DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements convey our current expectations or forecasts of future events and are not guarantees of future performance. They are based on numerous assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain.

Any statements contained in this prospectus that are not statements of historical fact may be forward-looking statements. When we use the words “intends,” “estimates,” “predicts,” “potential,” “continues,” “anticipates,” “plans,” “expects,” “believes,” “should,” “could,” “may,” “will” or the negative of these terms or other comparable terminology, we are identifying forward-looking statements. Forward-looking statements involve risks and uncertainties, which may cause our actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Key factors that could cause actual results to be different than expected or anticipated include, but are not limited to:

•	our limited operating history and experience in developing and manufacturing drugs;
•	none of our products are approved for commercial sale;
•	our substantial capital needs;
•	product development risks;
•	we do not have sales and marketing personnel;
•	regulatory, competitive and contractual risks;
•	risks related to our intellectual property rights;
•	the absence of liquidity in our common stock;
•	the risk of substantial dilution from future issuances of our equity securities; and
•	the other risks set forth herein under the caption “Risk Factors.”

In light of these risks, uncertainties and assumptions, you are cautioned not to place undue reliance on forward-looking statements, which are inherently unreliable and speak only as of the date of this prospectus. When considering forward-looking statements, you should keep in mind the cautionary statements in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

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Summary

This summary highlights certain information about us, this offering and selected information contained elsewhere in the prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our common stock. For a more complete understanding of our Company and this offering, we encourage you to read and consider the more detailed information in the prospectus, including “Risk Factors” and the financial statements and related notes.

Company Overview

BioVie Inc. (the “Company”) is engaged in the discovery, development and commercialization of a therapy targeting ascites due to liver cirrhosis. Ascites due to liver cirrhosis is a life-threatening condition affecting about 100,000 Americans and many times more worldwide. Our therapy BIV201 is based on a drug that is approved in about 40 countries to treat related complications of liver cirrhosis (part of the same disease pathway as ascites), but not yet available in the United States. BIV201’s active agent is a potent vasoconstrictor and has shown efficacy for reducing portal hypertension in studies around the world. The goal is for BIV201 to interrupt the ascites disease pathway, thereby halting the cycle of accelerating fluid generation in ascites patients. The BIV201 development program began at LAT Pharma LLC. On April 11, 2016, the Company acquired LAT Pharma LLC and the rights to its BIV201 development program. On December 22, 2016, the U.S. Food and Drug Administration (“FDA”) notified BioVie that it was in the process of reviewing the Investigational New Drug (“IND”) application for BioVie’s planned Phase 1b clinical study of terlipressin in patients with ascites due to liver cirrhosis and that, because of certain questions and recommendations that it has about the design of the study, it is placing a hold on the start of the study until those matters are addressed satisfactorily. BioVie recently received comments from the FDA on its IND application and believes such comments can be addressed reasonably soon in 2017.

The Company’s activities are subject to significant risks and uncertainties including failure to secure additional funding to properly execute the Company’s business plan.

About Ascites and Liver Cirrhosis

About one million Americans and millions worldwide suffer from liver cirrhosis. Cirrhosis is the 12th leading cause of death due to disease in the US, killing an estimated 27,000 people each year. The condition results primarily from hepatitis, alcoholism, and fatty liver disease linked to obesity. Ascites is a common complication of advanced liver cirrhosis, involving kidney dysfunction and the accumulation of large amounts of fluid in the abdominal cavity.

The Needs for an Ascites Therapy

With no medications approved by the FDA specifically for treating ascites, an estimated 40% of patients die within two years of diagnosis. Certain drugs approved for other uses such as diuretics may provide initial relief, but patients may fail to respond to treatment as ascites worsens. This represents a critical unmet medical need. US treatment costs for liver cirrhosis, including ascites and other complications, are estimated at more than $4 billion annually.

The BIV201 Mechanism of Action

BIV201 is being developed by BioVie with the goal of alleviating the portal hypertension and correcting splanchnic vasodilation, thereby increasing effective blood volume and reducing the signals to the kidneys to retain excess salt and water. If successful, BIV201 could halt the cycle of accelerating fluid generation in ascites patients and reduce the need for the frequent and painful paracentesis procedures many of these patients currently require.

Future Possible BIV201 Indications

Based on investigative studies around the world, BIV201 has the potential for future applications in other life-threatening conditions due to liver cirrhosis, such as those listed below. Securing marketing approvals for any of these new uses will require well-controlled clinical trials to satisfy the FDA and/or other countries’ regulatory requirements, none of which have commenced at this time. The Company may be unable to, or chose not to, pursue the development BIV201 for these indications.

•	Esophageal Variceal Bleed (EVB): The bursting of blood vessels lining the esophagus due to high blood pressure (“portal hypertension”) in the vein which supplies blood to the liver as a result of advanced liver cirrhosis. The situation requires emergency treatment to avoid blood loss and death.
•	Hepatorenal Syndrome (HRS): As their disease progresses, liver cirrhosis patients’ kidneys may begin to fail, and this deadly condition may set in. It often occurs once a patient no longer responds to (off-label) drugs used to control ascites. The second stage is called “type 1 HRS” and requires hospitalization as multiple organ failure and death may occur.
•	Hyponatremia: This term refers to “low salt in the bloodstream,” another dangerous condition which can occur as a result of advanced liver cirrhosis.

Joint Venture and Possible Access to Early-Stage Compounds

The Company has an Agreement with PharmaIN Corporation (Bothell, WA) providing certain limited rights and information on their program to develop novel modified terlipressin compounds. Although at an early stage, these compounds hold the promise of simpler and potentially safer dosing for patients outside the hospital. If this program makes significant advances, BioVie may contact PharmaIN to explore a licensing opportunity.

The Company and PharmaIN have exchanged small (low single-digit) ownership rights to each other’s ascites drug development programs, and may work together to advance both of them to eventual product commercialization.

Efflux Pump Antibiotics Program

Prior to the merger with LAT Pharma, LLC, the Company was exclusively developing novel nanotechnology anti-infective drugs to combat multi-drug resistant bacteria. We are at an early stage of discovery and development of broad spectrum antibiotics for gram-negative and gram-positive bacterial infections. Developing this technology in-house is resource-intensive with respect to time, personnel and capital necessary for scientific discovery. For further development of our nanoantibiotic technology, we will need to find and license additional nanotechnology to complete our planned products. Presently this program is inactive as we are focusing our efforts on BIV201.

Intellectual Property

BioVie relies on a combination of trade secrecy and patent strategy to protect our confidential information and seek market exclusivity for our products. The Company has submitted patent filings for BIV201 technology in the US and Japan, and has submitted a PCT in Europe. Additionally, BioVie has received US Orphan Drug Designation for its new drug candidate for the treatment of ascites due to liver cirrhosis.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. Any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

Corporate Information

BioVie Inc. is a development-stage enterprise that was incorporated in the state of Nevada on April 10, 2013.  Our principal executive offices are located at 100 Cummings Center, Suite 247-C, Beverly, Massachusetts 01915, and our telephone number is (312) 283-5793. We maintain a website at www.biovieinc.com. The information on our website is not part of this prospectus.

Recent Developments

On March 14, 2017, the Board of Directors of the Company appointed Julie G. Anderson as a member of the Board. Ms. Anderson is an experienced executive in the healthcare field, with particular experience as a healthcare provider in the field of liver diseases.

In connection with Ms. Anderson’s appointment to the Board, the Company issued an option to purchase 100,000 shares of BioVie common stock to Ms. Anderson. The option may be exercised for $0.22 per share and has a term of two years. The Company also agreed to pay cash in the amount of $30,000 to Ms. Anderson, payable over the course of six months.

The Offering

Common stock being offered by the selling stockholder	Up to 25,000,000 shares. We may, in the future, seek approval to issue more shares of common stock up to an aggregate value of $12.0 million to Aspire Capital.
Common stock outstanding	91,185,000 (as of March 7, 2017)
Use of proceeds	The selling stockholder will receive all of the proceeds from the sale of the shares offered for sale by it under this prospectus. We will not receive proceeds from the sale of the shares by the selling stockholder. However, we have received proceeds of $0.2 million and may receive additional proceeds of up to $11.8 million, for an aggregate of $12.0 million, under the common stock purchase agreement described below. Any proceeds from the selling stockholder that we receive under the purchase agreement are expected be used to advance the BioVie product pipeline and for working capital and general corporate purposes.
OTCQB Venture Market Symbol	BIVI
Risk Factors	Investing in our securities involves a high degree of risk. You should carefully review and consider the “Risk Factors” section of this prospectus for a discussion of factors to consider before deciding to invest in shares of our common stock.

On January 4, 2017, we entered into a common stock purchase agreement (referred to in this prospectus as the “Purchase Agreement”), with Aspire Capital Fund, LLC, an Illinois limited liability company (referred to in this prospectus as “Aspire Capital” or the “selling stockholder”), which provides that, on the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12.0 million of our shares of common stock over the approximately 30-month term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital 2,400,000 shares of our common stock as a commitment fee (referred to in this prospectus as the “Commitment Shares”). On execution of the Purchase Agreement, the Company agreed to sell to Aspire Capital 1,000,000 shares of common stock and warrants to purchase 500,000 shares of common stock (collectively referred to in this prospectus as the “Initial Purchase Shares”) for proceeds of $200,000. Such warrants have a five-year term and are exercisable at $0.50 per share. Concurrently with entering into the Purchase Agreement, we also entered into a registration rights agreement with Aspire Capital (referred to in this prospectus as the “Registration Rights Agreement”), in which we agreed to file one or more registration statements, including the registration statement of which this prospectus is a part, as permissible and necessary to register under the Securities Act of 1933, as amended, or the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of March 7, 2017, there were 91,185,000 shares of our common stock outstanding (80,797,068 shares of which were held by non-affiliates) excluding the 25,000,000 shares offered that have been issued or may be issuable to Aspire Capital pursuant to the Purchase Agreement. If all of such 25,000,000 shares of our common stock offered hereby were issued and outstanding as of March 7, 2017, such shares would have represented 22.2% of the total common stock outstanding or 24.4% of the non-affiliate shares of common stock outstanding as of such date. The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent on the number of shares purchased by Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we have registered 25,000,000 shares of our common stock under the Securities Act, which includes the Commitment Shares and the Initial Purchase Shares that have already been issued to Aspire Capital and 21,600,000 shares of common stock which we may issue to Aspire Capital after the date of this prospectus. All 25,000,000 shares of common stock are being offered pursuant to this prospectus.

On April 3, 2017, the conditions to the commencement under the Purchase Agreement were satisfied. On any trading day on which the closing sale price of our common stock exceeds $0.10, we have the right, in our sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 100,000 shares of our common stock per trading day, up to $12.0 million of our common stock in the aggregate at a per share price (the “Purchase Price”) calculated by reference to the prevailing market price of our common stock (as more specifically described below).

In addition, on any date on which we submit a Purchase Notice for 100,000 shares to Aspire Capital and the closing sale price of our stock is equal to or greater than $0.30 per share of common stock , we also have the right, in our sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the OTCQB Venture Market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares we may determine (the “VWAP Purchase Share Volume Maximum”) and a minimum trading price (the “VWAP Minimum Price Threshold”) (as more specifically described below). The purchase price per Purchase Share pursuant to such VWAP Purchase Notice (the “VWAP Purchase Price”) is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than $0.10 per share (the “Floor Price”). This Floor Price and the respective prices and share numbers in the preceding paragraphs shall be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. Aspire Capital may not assign its rights or obligations under the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

Risk Factors

You should carefully consider the following information about risks, together with the other information contained in this prospectus, before making an investment in our common stock. If any of the circumstances or events described below actually arises or occurs, our business, results of operations, cash flows and financial condition could be harmed. In any such case, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Industry

We are a development stage company with a limited operating history, making it difficult for you to evaluate our business and your investment.

BioVie Inc. was incorporated on April 10, 2013. We are a development stage biopharmaceutical company with a potential therapy that we have not evaluated in clinical trials, and our operations are subject to all of the risks inherent in the establishment of a new business enterprise, including but not limited to the absence of an operating history, the lack of commercialized products, insufficient capital, expected substantial and continual losses for the foreseeable future, limited experience in dealing with regulatory issues, the lack of manufacturing experience and limited marketing experience, possible reliance on third parties for the development and commercialization of our proposed products, a competitive environment characterized by numerous, well-established and well-capitalized competitors and reliance on key personnel.

Since inception, we have not established any revenues or operations that will provide financial stability in the long term, and there can be no assurance that the Company will realize its plans on its projected timetable in order to reach sustainable or profitable operations.

Investors are subject to all the risks incident to the creation and development of a new business and each investor should be prepared to withstand a complete loss of his, her or its investment. Furthermore, the accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not emerged from the development stage, and may be unable to raise further equity. These factors raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Because we are subject to these risks, you may have a difficult time evaluating our business and your investment in our Company. Our ability to become profitable depends primarily on our ability to develop drugs, to obtain approval for such drugs, and if approved, to successfully commercialize our drugs, our R&D efforts, including the timing and cost of clinical trials; and our ability to enter into favorable alliances with third-parties who can provide substantial capabilities in clinical development, regulatory affairs, sales, marketing and distribution.

Even if we successfully develop and market our drug candidates, we may not generate sufficient or sustainable revenue to achieve or sustain profitability, which could cause us to cease operations and cause you to lose all of your investment.

We have no products approved for commercial sale, have never generated any revenues and may never achieve revenues or profitability, which could cause us to cease operations.

We have no products approved for commercial sale and, to date, we have not generated any revenues. Our ability to generate revenue depends heavily on (a) successful development program and thereafter demonstration in human clinical trials that BIV201, our drug candidate, is safe and effective; (b) our ability to seek and obtain regulatory approvals, including, without limitation, with respect to the indications we are seeking; (c) successful commercialization of our product candidates; and (d) market acceptance of our products. There are no assurances that we will achieve any of the forgoing objectives. Furthermore, our drug candidate is in the development stage, and we have not evaluated it in human clinical trials. If we do not successfully develop and commercialize our drug candidate we will not achieve revenues or profitability in the foreseeable future, if at all. If we are unable to generate revenues or achieve profitability, we may be unable to continue our operations.

We will need to raise substantial additional capital in the future to fund our operations and we may be unable to raise such funds when needed and on acceptable terms.

As of December 31, 2016, we had $4,519 of cash on hand in our corporate bank account. The Company is considered to be a development-stage company and will continue in the development stage until generating revenues from the sales of its products or services. As a result, the report of the independent registered public accounting firm on our financial statements as of June 30, 2016, contains an explanatory paragraph regarding a substantial doubt about our ability to continue as a going concern.

If we are unable to raise additional funds as needed to develop our compounds, we may be required to scale back our development plans by reducing expenditures for employees, consultants, business development, and other envisioned expenditures. This could reduce our ability to develop BIV201, our drug candidate, and implement our business plan. In that event, investors should anticipate that their entire investment may be lost and there may be no ability to profit from this investment.

We cannot assure you that our drug candidate will be developed, work, or receive regulatory approval; that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, we cannot assure you that we will be able to raise additional money as and when we need it to continue our operations. If we cannot raise additional funds as and when we need them, we may be required to severely curtail, or even to cease, our operations. If in the future we are unable to raise necessary additional funds, we will need to do one or more of the following:

•	Delay, scale-back of eliminate some or all of our research and product development programs;
•	Provide licenses to third parties to develop and commercialize products or technologies that we would otherwise seek to develop ourselves;
•	Seek strategic alliances or business combinations;
•	Attempt to sell our company;
•	Cease operations; or
•	Declare bankruptcy.

The above conditions raise substantial doubt about our ability to continue as a going concern.

The extent to which we utilize the Purchase Agreement with Aspire Capital as a source of funding will depend on a number of factors, including the prevailing market price of our common stock, the volume of trading in our common stock and the extent to which we are able to secure funds from other sources. The number of shares that we may sell to Aspire Capital under the Purchase Agreement on any given day and during the term of the agreement is limited. See “The Aspire Capital Transaction” section of this prospectus for additional information. Additionally, we and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement during the continuance of an event of default or on any trading day that the closing sale price of our common stock is less than $0.10 per share. Even if we are able to access the full $12.0 million under the Purchase Agreement, we will still need additional capital to fully implement our business, operating and development plans.

We have limited experience in drug development and may not be able to successfully develop any drugs, which would cause us to cease operations.

We have limited experience in drug development and may not be able to successfully develop any drugs. Our ability to achieve revenues and profitability in our business will depend on, among other things, our ability to develop products internally or to obtain rights to them from others on favorable terms; complete laboratory testing and human studies; obtain and maintain necessary intellectual property rights to our products; successfully complete regulatory review to obtain requisite governmental agency approvals; enter into arrangements with third parties to manufacture our products on our behalf; and enter into arrangements with third parties to provide sales and marketing functions. If we are unable to achieve these objectives we will be forced to cease operations and you will lose all of your investment.

Development of pharmaceutical products is a time-consuming process, subject to a number of factors, many of which are outside of our control. Consequently, if we are unsuccessful or fail to timely develop new drugs, we could be forced to discontinue our operations.

Our drug candidate is in early developmental stage. Further development and extensive testing will be required to determine its technical feasibility and commercial viability. Our success will depend on our ability to achieve scientific and technological advances and to translate such advances into reliable, commercially competitive drugs on a timely basis. Drugs that we may develop are not likely to be commercially available for a few years, if ever. The proposed development schedules for our drug candidate may be affected by a variety of factors, including technological difficulties, proprietary technology of others, and changes in government regulation, many of which will not be within our control. Any delay in the development, introduction or marketing of our drug candidates could result either in such drugs being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in the shortening of their commercial lives. In light of the long-term nature of our projects, the unproven technology involved and the other factors described elsewhere in this prospectus, we may not be able to complete successfully the development or marketing of any drugs which could cause us to cease operations.

We may fail to successfully develop and commercialize our drug candidate if it is found to be unsafe or ineffective in clinical trials; does not receive necessary approval from the FDA or foreign regulatory agencies; fails to conform to a changing standard of care for the disease it seeks to treat; or is less effective or more expensive than current or alternative treatment methods.

Drug development failure can occur at any stage of clinical trials and as a result of many factors and there can be no assurance that we or our collaborators will reach our anticipated clinical targets. Even if we or our collaborators complete our clinical trials, we do not know what the long-term effects of exposure to our drug candidate will be. Furthermore, our drug candidate may be used in combination with other treatments and there can be no assurance that such use will not lead to unique safety issues. Failure to complete clinical trials or to prove that our drug candidate is safe and effective would have a material adverse effect on our ability to generate revenue and could require us to reduce the scope of or discontinue our operations, which could cause you to lose all of your investment.

We have no manufacturing experience, and the failure to comply with all applicable manufacturing regulations and requirements could have a materially adverse effect on our business.

We have never manufactured products in the highly regulated environment of pharmaceutical manufacturing. There are numerous regulations and requirements that must be maintained to obtain licensure and permitting required prior to the commencement of manufacturing, as well as additional requirements to continue manufacturing pharmaceutical products. We do not own or lease facilities currently that could be used to manufacture any products that might be developed by the Company, nor do we have the resources at this time to acquire or lease suitable facilities. If we fail to comply with regulations, to obtain the necessary licenses and knowhow or to obtain the requisite financing in order to comply with all applicable regulations and to own or lease the required facilities in order to manufacture our products, we could be forced to cease operations, which would cause you to lose all of your investment.

We do not have the sales and marketing personnel necessary to sell products, and the failure to hire and retain such staff could have a materially adverse effect on our business.

We are an early stage development Company with limited resources. Even if we had products available for sale, which we currently do not, we have not secured sales and marketing staff at this early stage of operations to sell products. We cannot generate sales without sales or marketing staff and must rely on officers to provide any sales or marketing services until such personnel are secured, if ever. If we fail to hire and retain the requisite expertise in order to market and sell our products or fail to raise sufficient capital in order to afford to pay such sales or marketing staff, then we could be forced to cease operations and you could lose all of your investment.

Even if we were to successfully develop approvable drugs, we will not be able to sell these drugs if we or our third party manufacturers fail to comply with manufacturing regulations, which could have a materially adverse effect on our business.

If we were to successfully develop approvable drugs, before we can begin selling these drugs, we must obtain regulatory approval of our manufacturing facility and process or the manufacturing facility and process of the third party or parties with whom we may outsource our manufacturing activities. In addition, the manufacture of our products must comply with the FDA’s current Good Manufacturing Practices regulations, commonly known as GMP regulations. The GMP regulations govern quality control and documentation policies and procedures. Our manufacturing facilities, if any in the future, and the manufacturing facilities of our third party manufacturers will be continually subject to inspection by the FDA and other state, local and foreign regulatory authorities, before and after product approval. We cannot guarantee that we, or any potential third party manufacturer of our products, will be able to comply with the GMP regulations or other applicable manufacturing regulations. The failure to comply with all necessary regulations would have a materially adverse effect on our business and could force us to cease operations and you could lose all of your investment.

We must comply with significant and complex government regulations, compliance with which may delay or prevent the commercialization of our drug candidate, which could have a materially adverse effect on our business.

The R&D, manufacture and marketing of drug candidates are subject to regulation, primarily by the FDA in the United States and by comparable authorities in other countries. These national agencies and other federal, state, local and foreign entities regulate, among other things, R&D activities (including testing in animals and in humans) and the testing, manufacturing, handling, labeling, storage, record keeping, approval, advertising and promotion of the product that we are developing. Noncompliance with applicable requirements can result in various adverse consequences, including approval delays or refusals to approve drug licenses or other applications, suspension or termination of clinical investigations, revocation of approvals previously granted, fines, criminal prosecution, recalls or seizures of products, injunctions against shipping drugs and total or partial suspension of production and/or refusal to allow a company to enter into governmental supply contracts.

The process of obtaining FDA approval has historically been costly and time consuming. Current FDA requirements for a new human drug or biological product to be marketed in the United States include: (a) the successful conclusion of pre-clinical laboratory and animal tests, if appropriate, to gain preliminary information on the product’s safety; (b) filing with the FDA of an IND application to conduct human clinical trials for drugs or biologics; (c) the successful completion of adequate and well-controlled human clinical investigations to establish the safety and efficacy of the product for its recommended use; and (d) filing by a company and acceptance and approval by the FDA of a New Drug Application (NDA) for a drug product or a biological license application (BLA) for a biological product to allow commercial distribution of the drug or biologic. A delay in one or more of the procedural steps outlined above could be harmful to us in terms of getting our drug candidates through clinical testing and to market, which could have a materially adverse effect on our business.

The FDA reviews the results of the clinical trials and may order the temporary or permanent discontinuation of clinical trials at any time if it believes the drug candidate exposes clinical subjects to an unacceptable health risk. Investigational drugs used in clinical studies must be produced in compliance with current good manufacturing practice (GMP) rules pursuant to FDA regulations.

Sales outside the United States of products that we develop will also be subject to regulatory requirements governing human clinical trials and marketing for drugs and biological products and devices. The requirements vary widely from country to country, but typically the registration and approval process takes several years and requires significant resources.

If we experience delays or discontinuations of our clinical trials by the FDA or comparable authorities in other countries, or if we fail to obtain registration or other approvals of our products or devices then we could be forced to cease our operations and you will lose all of your investment.

Even if we are successful in developing BIV201, our drug candidate, we have limited experience in conducting or supervising clinical trials that must be performed to obtain data to submit in concert with applications for approval by the FDA. The regulatory process to obtain approval for drugs for commercial sale involves numerous steps. Drugs are subjected to clinical trials that allow development of case studies to examine safety, efficacy, and other issues to ensure that sale of drugs meets the requirements set forth by various governmental agencies, including the FDA. In the event that our protocols do not meet standards set forth by the FDA, or that our data is not sufficient to allow such trials to validate our drugs in the face of such examination, we might not be able to meet the requirements that allow our drugs to be approved for sale which could have a materially adverse affect on our business.

We can provide no assurance that our drug candidates will obtain regulatory approval or that the results of clinical studies will be favorable.

On December 22, 2016, the FDA notified BioVie that it was in the process of reviewing the IND application for BioVie’s planned Phase 1b clinical study of terlipressin in patients with ascites due to liver cirrhosis and that, because of certain questions and recommendations that it has about the design of the study, it is placing a hold on the start of the study until those matters are addressed satisfactorily. BioVie recently received comments from the FDA on its IND application. If the FDA approves our IND application, we will aim to commence clinical trials in the US. There is no guarantee the FDA will approve our IND application, and even if they do our financial constraints may prevent us from undertaking clinical trials.

The testing, marketing and manufacturing of any product for use in the United States will require approval from the FDA. We cannot predict with any certainty the amount of time necessary to obtain such FDA approval and whether any such approval will ultimately be granted. Preclinical and clinical trials may reveal that one or more products are ineffective or unsafe, in which event further development of such products could be seriously delayed or terminated. Moreover, obtaining approval for certain products may require testing on human subjects of substances whose effects on humans are not fully understood or documented. Delays in obtaining FDA or any other necessary regulatory approvals of any proposed drug and failure to receive such approvals would have an adverse effect on the drug’s potential commercial success and on our business, prospects, financial condition and results of operations. In addition, it is possible that a proposed drug may be found to be ineffective or unsafe due to conditions or facts that arise after development has been completed and regulatory approvals have been obtained. In this event, we may be required to withdraw such proposed drug from the market. To the extent that our success will depend on any regulatory approvals from government authorities outside of the United States that perform roles similar to that of the FDA, uncertainties similar to those stated above will also exist and should it result in our drug candidates failing to receive regulatory approval you could lose all of your investment.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information and disclosure of our trade secrets or proprietary information could compromise any competitive advantage that we have, which could have a materially adverse effect on our business.

We depend heavily upon confidentiality agreements with our officers, employees, consultants and subcontractors to maintain the proprietary nature of our technology. These measures may not afford us complete or even sufficient protection, and may not afford an adequate remedy in the event of an unauthorized disclosure of confidential information. In addition, others may independently develop technology similar to ours, otherwise avoiding the confidentiality agreements, or produce patents that would materially and adversely affect our business, prospects, financial condition and results of operations in which event and you could lose all of your investment.

We may be unable to obtain or protect intellectual property rights relating to our products, and we may be liable for infringing upon the intellectual property rights of others, which could have a materially adverse effect on our business.

Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technologies. There can be no assurance that any patent applications we have filed will ultimately result in the issuance of a patent with respect to the technology owned by us or licensed to us. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards that the United States Patent and Trademark Office use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims that will be allowed in any patents issued to us or to others. Further, we rely on a combination of trade secrets, know-how, technology and nondisclosure, and other contractual agreements and technical measures to protect our rights in the technology. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

We do not believe that BIV201, the drug candidate we are currently developing, infringes upon the rights of any third parties nor are they infringed upon by third parties. However, there can be no assurance that our technology will not be found in the future to infringe upon the rights of others or be infringed upon by others. In such a case, others may assert infringement claims against us, and should we be found to infringe upon their patents, or otherwise impermissibly utilize their intellectual property, we might be forced to pay damages, potentially including treble damages, if we are found to have willfully infringed on such parties’ patent rights. In addition to any damages we might have to pay, we may be required to obtain licenses from the holders of this intellectual property, enter into royalty agreements, or redesign our drug candidates so as not to utilize this intellectual property, each of which may prove to be uneconomical or otherwise impossible. Conversely, we may not always be able to successfully pursue our claims against others that infringe upon our technology. Thus, the proprietary nature of our technology or technology licensed by us may not provide adequate protection against competitors.

Moreover, the cost to us of any litigation or other proceeding relating to our patents and other intellectual property rights, even if resolved in our favor, could be substantial, and the litigation would divert our management’s efforts. Uncertainties resulting from the initiation and continuation of any litigation could limit our ability to continue our operations and you could lose all of your investment.

We depend upon our management and their loss or unavailability could put us at a competitive disadvantage which could have a material adverse effect on our business.

We currently depend upon the efforts and abilities of our management team of Jonathan Adams, our Chief Executive Officer and Chief Financial Officer, and Amrit Shahzad, our President and Secretary. Both of these individuals serve the Company part-time. The loss or unavailability of the services of either of these individuals for any significant period of time could have a material adverse effect on our business, prospects, financial condition and results of operations which may cause you to lose all of your investment. We have not obtained, do not own, nor are we the beneficiary of key-person life insurance.

We may not be able to attract and retain highly skilled personnel, which could have a materially adverse effect on our business.

Our ability to attract and retain highly skilled personnel is critical to our operations and expansion. We face competition for these types of personnel from other pharmaceutical companies and more established organizations, many of which have significantly larger operations and greater financial, technical, human and other resources than us. We may not be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. If we are not successful in attracting and retaining these personnel, our business, prospects, financial condition and results of operations will be materially and adversely affected.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition. We may be unable to compete with enterprises equipped with more substantial resources than us, which could cause us to curtail or cease operations.

The biotechnology and biopharmaceutical industries are characterized by rapid technological developments and a high degree of competition based primarily on scientific and technological factors. These factors include the availability of patent and other protection for technology and products, the ability to commercialize technological developments and the ability to obtain government approval for testing, manufacturing and marketing.

We compete with biopharmaceutical firms in the United States, Europe and elsewhere, as well as a growing number of large pharmaceutical companies that are applying biotechnology to their operations. Many biopharmaceutical companies have focused their development efforts in the human therapeutics area. Many major pharmaceutical companies have developed or acquired internal biotechnology capabilities or made commercial arrangements with other biopharmaceutical companies. These companies, as well as academic institutions, government agencies and private research organizations, also compete with us in recruiting and retaining highly qualified scientific personnel and consultants. Our ability to compete successfully with other companies in the pharmaceutical field will also depend to a considerable degree on the continuing availability of capital to us.

Although there are not currently any therapies approved by the FDA specifically for the treatment of ascites due to liver cirrhosis, the Company still faces significant competitive and market risk. Other companies, such as Mallinckrodt Inc., are developing therapies for severe complications of advanced liver cirrhosis, which may in future be developed for the treatment of ascites, and these therapies could compete indirectly or directly with our drug candidate. There may be other competitive development programs of which we are unaware. Even if our drug candidate is ultimately approved by the FDA, there is no guarantee that once it is on the market doctors will adopt it in favor of current ascites treatment procedures such as diuretics and paracentesis. These competitive and market risks could have a material adverse effect on our business, prospects, financial condition and results of operations which may cause you to lose all of your investment.

Our competition will be determined in part by the potential indications for which drugs are developed and ultimately approved by regulatory authorities. Additionally, the timing of the market introduction of some of our potential drug candidate or of competitors’ products may be an important competitive factor. Accordingly, the relative speed with which we can develop drugs, complete pre-clinical testing, clinical trials, approval processes and supply commercial quantities to market are important competitive factors. We expect that competition among drugs approved for sale will be based on various factors, including product efficacy, safety, reliability, availability, price and patent protection.

The successful development of biopharmaceuticals is highly uncertain. A variety of factors including, pre-clinical study results or regulatory approvals, could cause us to abandon the development of our drug candidates.

Successful development of biopharmaceuticals is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Products that appear promising in the early phases of development may fail to reach the market for several reasons. Pre-clinical study results may show the product to be less effective than desired (e.g., the study failed to meet its primary objectives) or to have harmful or problematic side effects. Products may fail to receive the necessary regulatory approvals or may be delayed in receiving such approvals. Among other things, such delays may be caused by slow enrollment in clinical studies, length of time to achieve study endpoints, additional time requirements for data analysis or a IND and later NDA, preparation, discussions with the FDA, an FDA request for additional pre-clinical or clinical data or unexpected safety or manufacturing issues; manufacturing costs, pricing or reimbursement issues, or other factors that make the product not economical. Proprietary rights of others and their competing products and technologies may also prevent the product from being commercialized.

Success in pre-clinical and early clinical studies does not ensure that large-scale clinical studies will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. The length of time necessary to complete clinical studies and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one product to the next, and may be difficult to predict. There can be no assurance that any of our products will develop successfully, and the failure to develop our products will have a materially adverse effect on our business and will cause you to lose all of your investment.

There may be conflicts of interest among our officers, directors and stockholders.

Certain of our executive officers and directors and their affiliates are engaged in other activities and have interests in other entities on their own behalf or on behalf of other persons. Neither we nor any of our shareholders will have any rights in these ventures or their income or profits. In particular, our executive officers or directors or their affiliates may have an economic interest in or other business relationship with partner companies that invest in us or are engaged in competing drug development. Our executive officers or directors may have conflicting fiduciary duties to us and third parties. The terms of transactions with third parties may not be subject to arm’s length negotiations and therefore may be on terms less favorable to us than those that could be procured through arm’s length negotiations. Although the Company is not aware of any conflict that has arisen to date, we do not have any policy in place to deal with such should such a conflict arise.

We may enter into employment agreements with our executive officers and compensation payable thereunder may not be based on arms-length negotiations.

The Company’s current executive officers also serve as directors of the Company, and the Company does not have an independent compensation committee to determine compensation and to approve employment agreements. Therefore, compensation which may be paid by the Company to its management may not be determined based on arms-length negotiations. The Company may grant stock options and other equity incentives to its executive officers and directors that are consistent with the nature of the pharmaceutical industry. There can be no assurance made that the consideration which may be payable to management will reflect the true market value of services provided to the Company.

Risks Relating To Our Common Stock

The sale of our common stock to Aspire Capital may cause substantial dilution to our existing stockholders and the sale of the shares of common stock acquired by Aspire Capital could cause the price of our common stock to decline.

We have registered for sale the Commitment Shares and Initial Purchase Shares that we have issued and 21,600,000 shares that we may sell to Aspire Capital under the Purchase Agreement. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 30 months from the date of this prospectus. The number of shares ultimately offered for sale by Aspire Capital under this prospectus is dependent on the number of shares we elect to sell to Aspire Capital under the Purchase Agreement. Depending on a variety of factors, including market liquidity of our common stock, the sale of shares under the Purchase Agreement may cause the trading price of our common stock to decline.

Aspire Capital may ultimately purchase all or only some of the $12.0 million of common stock that, together with the Commitment Shares and Initial Purchase Shares, is the subject of this prospectus. Aspire Capital may sell all, some or none of our shares that it holds or comes to hold under the Purchase Agreement. Sales by Aspire Capital of shares acquired pursuant to the Purchase Agreement under the registration statement, of which this prospectus is a part, may result in dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock by Aspire Capital in this offering, or anticipation of such sales, could cause the trading price of our common stock to decline or make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise desire. However, we have the right under the Purchase Agreement to control the timing and amount of sales of our shares to Aspire Capital, and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

There is a risk of dilution of your percentage ownership of common stock in the Company.

The Company has the right to raise additional capital or incur borrowings from third parties to finance its business. The Company may also implement public or private mergers, business combinations, business acquisitions and similar transactions pursuant to which it would issue substantial additional capital stock to outside parties, causing substantial dilution in the ownership of the Company by its existing stockholders. Our Board of Directors has the authority, without the consent of any of the stockholders, to cause the Company to issue more shares of common stock and/or preferred stock at such price and on such terms and conditions as are determined by the Board in its sole discretion. The issuance of additional shares of capital stock by the Company will dilute your ownership percentage in the Company and could impair our ability to raise capital in the future through the sale of equity securities.

Certain stockholders who are also officers and directors of the Company may have significant control over our management.

As of December 27, 2016, the directors and executive officers of the Company beneficially owned an aggregate 11,147,931 shares, which constituted approximately 12.6% of the common stock of the Company. As a result, directors and executive officers may have a significant influence on the affairs and management of the Company, as well as on all matters requiring member approval, including electing and removing members of the Company’s Board of Directors, causing the Company to engage in transactions with affiliated entities, causing or restricting the sale or merger of the Company, and certain other matters. Such concentration of ownership and control could have the effect of delaying, deferring or preventing a change in control of the Company even when such a change of control would be in the best interests of the Company’s stockholders.

There is very little liquidity in our common stock and we may not be successful at obtaining a quotation on a recognized quotation service. In such event it may be difficult for you to sell your shares.

The OTC Bulletin Board and similar quotation services are often characterized by low trading volumes, and price volatility, which may make it difficult for an investor to sell our common stock on acceptable terms. If trades in our common stock are not quoted on a quotation facility, it may be very difficult for an investor to find a buyer for their shares in our Company.

Our common stock is subject to the “penny stock” rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

Under U.S. federal securities legislation, our common stock constitutes “penny stock”. Penny stock is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require that a broker or dealer approve a potential investor’s account for transactions in penny stocks, and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve an investor’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience objectives of the person, and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market, which, in highlight form sets forth the basis on which the broker or dealer made the suitability determination. Brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

We may, in the future, issue additional common stock, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of 300,000,000 shares of common stock. As of March 7, 2017, the Company had 91,185,000 shares of common stock outstanding. Accordingly, we may issue up to an additional 208,815,000 shares of common stock. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, might have an adverse effect on any trading market for our common stock and could impair our ability to raise capital in the future through the sale of equity securities.

We have a large number of restricted shares outstanding, a portion of which may be sold under Rule 144 which may reduce the market price of our shares.

Of the 91,185,000 shares of common stock issued and outstanding as of March 7, 2017, and 80,797,068 shares are held by non-affiliates and 11,147,931 are beneficially owned by our officers and directors. All of these securities are deemed “restricted securities” within the meaning of Rule 144 as promulgated under the Securities Act. None of the above described shares are being offered for sale in this prospectus. Consequently, the sale of such shares is subject to Rule 144.

It is anticipated that all of the “restricted securities” will be eligible for resale under Rule 144. In general, under Rule 144, subject to the satisfaction of certain other conditions, a person, who is not an affiliate (and who has not been an affiliate for a period of at least three months immediately preceding the sale) and who has beneficially owned restricted shares of our common stock for at least six months is permitted to sell such shares without restriction, provided that there is sufficient public information about us as contemplated by Rule 144. An affiliate who has beneficially owned restricted shares of our common stock for a period of at least one year may sell a number of shares equal to one percent of our issued and outstanding common stock approximately every three months.

The possibility that substantial amounts of our common stock may be sold under Rule 144 into the public market may adversely affect prevailing market prices for the common stock and could impair our ability to raise capital in the future through the sale of equity securities.

The lack of public company experience of our management team could adversely impact our ability to comply with the reporting requirements of U.S. securities laws, which could have a materially adverse effect on our business.

Our officers lack public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Our officers and directors have never been responsible for managing a publicly traded company. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is necessary to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a U.S. public company would be in jeopardy in which event you could lose your entire investment in our Company.

The Company is considered a smaller reporting company and is exempt from certain disclosure requirements, which could make our stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

•	Had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or
•	In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

•	In the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.

As a “smaller reporting company” (in addition to and without regard to our status as an “emerging growth company”) we are not required and may not include a Compensation Discussion and Analysis (“CD&A”) section in our proxy statements; we provide only 3 years of business development information; provide fewer years of selected financial data; and have other “scaled” disclosure requirements that are less comprehensive than issuers that are not “smaller reporting companies” which could make our stock less attractive to potential investors, which could make it more difficult for you to sell your shares.

The Company is considered an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart our Business Startups Act of 2012, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (A) following the fifth anniversary of our first sale of common equity securities pursuant to an effective registration statement, (B) in which we have total annual gross revenue of at least $1.0 billion, or (C) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile when trading occurs.

The JOBS Act allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies, which means that our financial statements may not be comparable to companies that comply with public company effective dates, which could make our common stock less attractive to investors.

Since we have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act, this election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Because we do not intend to pay any cash dividends on our common stock, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them. There is no assurance that stockholders will be able to sell shares when desired.

The Aspire Capital Transaction

General

On January 4, 2017, we entered into the Purchase Agreement which provides that, upon the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12.0 million of our shares of common stock over the term of the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, we issued to Aspire Capital the Commitment Shares. Upon execution of the Purchase Agreement, the Company agreed to sell to Aspire Capital the Initial Purchase Shares for proceeds of $200,000. Concurrently with entering into the Purchase Agreement, we also entered into the Registration Rights Agreement, in which we agreed to file one or more registration statements as permissible and necessary to register under the Securities Act, the sale of the shares of our common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

As of March 7, 2017, there were 91,185,000 shares of our common stock outstanding (80,797,068 shares held by non-affiliates) excluding the 25,000,000 shares offered that may be issuable to Aspire Capital pursuant to the Purchase Agreement. If all of such 25,000,000 shares of our common stock offered hereby were issued and outstanding as of the date hereof, such shares would represent 22.2% of the total common stock outstanding or 24.4% of the non-affiliate shares of common stock outstanding as of the date hereof. The number of shares of our common stock ultimately offered for sale by Aspire Capital is dependent upon the number of shares purchased by Aspire Capital under the Purchase Agreement.

Pursuant to the Purchase Agreement and the Registration Rights Agreement, we have registered 25,000,000 shares of our common stock under the Securities Act, which includes the Commitment Shares and Initial Purchase Shares that have already been issued to Aspire Capital and 21,600,000 shares of common stock which we may issue to Aspire Capital after the date of this prospectus, including 500,000 shares underlying the warrants included in the Initial Purchase Shares. All 25,000,000 shares of common stock are being offered pursuant to this prospectus. Under the Purchase Agreement, we have the right but not the obligation to issue more than the 25,000,000 shares of common stock included in this prospectus to Aspire Capital. As of the date hereof, we do not have any plans or intent to issue to Aspire Capital any shares of common stock in addition to the 25,000,000 shares of common stock offered hereby.

On April 3, 2017, the conditions to the commencement under the Purchase Agreement were satisfied. On any trading day on which the closing sale price of our common stock is not less than $0.10 per share, we have the right, in our sole discretion, to present Aspire Capital with a Purchase Notice, directing Aspire Capital (as principal) to purchase up to 100,000 shares of our common stock per business day, up to $12.0 million of our common stock in the aggregate over the term of the Purchase Agreement, at a Purchase Price calculated by reference to the prevailing market price of our common stock over the preceding 12-business day period (as more specifically described below); however, no sale pursuant to a Purchase Notice may exceed $250,000 per trading day.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for 100,000 Purchase Shares and the closing price of our common stock is not less than $0.30 per share, we also have the right, in our sole discretion, to present Aspire Capital with a VWAP Purchase Notice directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on the OTCQB Venture Market, or other applicable market, on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold. The VWAP Purchase Price is calculated by reference to the prevailing market price of our common stock (as more specifically described below).

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of our common stock is less than the Floor Price. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to Aspire Capital. Aspire Capital has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. Aspire Capital may not assign its rights or obligations under the Purchase Agreement. The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

Purchase of Shares Under the Common Stock Purchase Agreement

Under the Common Stock Purchase Agreement, on any trading day selected by us on which the closing sale price of our common stock exceeds $0.10 per share, we may direct Aspire Capital to purchase up to 100,000 shares of our common stock per trading day. The Purchase Price of such shares is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or
•	the arithmetic average of the three lowest closing sale prices for our common stock during the twelve consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which we submit a Purchase Notice to Aspire Capital for purchase of 100,000 shares and on which the closing price of our common stock exceeds $0.30 per share, we also have the right to direct Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of our common stock traded on the OTCQB Venture Market, or other applicable market, on the next trading day, subject to the VWAP Purchase Share Volume Maximum and the VWAP Minimum Price Threshold, which is equal to the greater of (a) 80% of the closing price of the Company’s common stock on the business day immediately preceding the VWAP Purchase Date or (b) such higher price as set forth by the Company in the VWAP Purchase Notice. The VWAP Purchase Price of such shares is the lower of:

•	the Closing Sale Price on the VWAP Purchase Date; or
•	95% of the volume-weighted average price for our common stock traded on the OTCQB Venture Market, or other applicable market, :
o	on the VWAP Purchase Date, if the aggregate shares to be purchased on that date have not exceeded the VWAP Purchase Share Volume Maximum or
o	during that portion of the VWAP Purchase Date until such time as the sooner to occur of (i) the time at which the aggregate shares traded on the OTCQB Venture Market, or other applicable market, exceed the VWAP Purchase Share Volume Maximum or (ii) the time at which the sale price of the Company’s common stock falls below the VWAP Minimum Price Threshold.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading day(s) used to compute the Purchase Price. We may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

Minimum Share Price

Under the Purchase Agreement, we and Aspire Capital may not effect any sales of shares of our common stock under the Purchase Agreement on any trading day that the closing sale price of our common stock is less than $0.10 per share.

Events of Default

Generally, Aspire Capital may terminate the Purchase Agreement upon the occurrence of any of the following, among other, events of default:

•	the effectiveness of any registration statement that is required to be maintained effective pursuant to the terms of the Registration Rights Agreement between us and Aspire Capital lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Aspire Capital for sale of our shares of common stock, and such lapse or unavailability continues for a period of ten consecutive business days or for more than an aggregate of thirty business days in any 365-day period, which is not in connection with a post-effective amendment to any such registration statement; in connection with any post-effective amendment to such registration statement that is required to be declared effective by the SEC such lapse or unavailability may continue for a period of no more than 40 consecutive business days;

•	the suspension from trading or failure of our common stock to be listed on our principal market for a period of three consecutive business days;
•	the delisting of our common stock from our principal market, provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the NYSE MKT, the Nasdaq Capital Market, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTB Bulletin Board or the OTCQB marketplace or OTCQX marketplace of the OTC Markets Group;
•	our transfer agent’s failure to issue to Aspire Capital shares of our common stock which Aspire Capital is entitled to receive under the Purchase Agreement within five business days after an applicable purchase date;
•	any breach by us of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which could have a material adverse effect on us, subject to a cure period of five business days;
•	if we become insolvent or are generally unable to pay our debts as they become due; or
•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us.

Our Termination Rights

The Purchase Agreement may be terminated by us at any time, at our discretion, without any penalty or cost to us.

No Short-Selling or Hedging by Aspire Capital

Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

The Purchase Agreement does not limit the ability of Aspire Capital to sell any or all of the 25,000,000 shares registered in this offering. It is anticipated that shares registered in this offering will be sold over a period of up to approximately 30 months from the date of this prospectus. The sale by Aspire Capital of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and/or to be highly volatile. Aspire Capital may ultimately purchase all, some or none of the 21,600,000 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to Aspire Capital by us pursuant to the Purchase Agreement also may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to Aspire Capital and the Purchase Agreement may be terminated by us at any time at our discretion without any penalty or cost to us.

Percentage of Outstanding Shares After Giving Effect to the Purchased Shares Issued to Aspire Capital

In connection with entering into the Purchase Agreement, we authorized the sale to Aspire Capital of up to $12.0 million of our shares of common stock. However, we estimate that we will sell no more than 25,000,000 shares to Aspire Capital under the Purchase Agreement (inclusive of the Commitment Shares and Initial Purchase

Shares), all of which are included in this offering. Subject to any required approval by our board of directors, we have the right but not the obligation to issue more than the 25,000,000 shares included in this prospectus to Aspire Capital under the Purchase Agreement. In the event we elect to issue more than 25,000,000 shares under the Purchase Agreement, we will be required to file a new registration statement and have it declared effective by the SEC. The number of shares ultimately offered for sale by Aspire Capital in this offering is dependent on the number of shares purchased by Aspire Capital under the Purchase Agreement. The following table sets forth the number and percentage of outstanding shares to be held by Aspire Capital after giving effect to the sale of shares of common stock issued to Aspire Capital at varying purchase prices:

Assumed Average Purchase Price	Proceeds from the Sale of Shares to Aspire Capital Under the Purchase Agreement Registered in this Offering	Number of Shares to be Issued in this Offering at the Assumed Average Purchase Price (1)	Percentage of Outstanding Shares After Giving Effect to the Purchased Shares and Commitment Shares Issued to Aspire Capital (2)
$0.10	$2,160,000	21,600,000	19.2%
$0.50	$10,800,000	21,600,000	19.2%
$1.00	$12,000,000	12,000,000	11.6%
$2.50	$12,000,000	4,800,000	5.0%
$5.00	$12,000,000	2,400,000	2.6%
(1)	Excludes 2,400,000 Commitment Shares and 1,000,000 Initial Purchase Shares issued under the Purchase Agreement between the Company and Aspire Capital. Also excludes the 500,000 shares underlying warrants issued in connection with the Initial Purchase Shares and any proceeds to be received upon the exercise of the warrants.
(2)

The denominator is based on 91,185,000 shares outstanding as of March 7, 2017 which includes 3,400,000 previously issued to Aspire Capital and the number of shares set forth in the adjacent column which we would have sold to Aspire Capital. The numerator is based on the number of shares which we may issue to Aspire Capital under the Purchase Agreement (that are the subject of this offering) at the corresponding assumed purchase price set forth in the adjacent column.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by Aspire Capital. We will not receive any proceeds upon the sale of shares by Aspire Capital. However, we have received proceeds of $0.2 million and may receive additional proceeds of up to $11.8 million, for an aggregate of $12.0 million, under the Purchase Agreement with Aspire Capital.

The proceeds received from the sale of the shares under the Purchase Agreement will be used for working capital and general corporate purposes. The anticipated use of net proceeds from the sale of our common stock to Aspire Capital under the Purchase Agreement represents our intentions based upon our current plans and business conditions. The amounts that we actually spend for any specific purpose may vary significantly, and will depend on a number of factors including, but not limited to, the pace of progress of our research and development. In addition, we may use a portion of any net proceeds to acquire complementary compounds; however, we do not have plans for any acquisitions at this time.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is quoted on the OTCQB Venture Market under the ticker symbol “BIVI.” The last reported sale price of our common stock on March 27, 2017 was $0.30 per share. Prior to March 3, 2017, our common stock was quoted on the OTC Pink Open Market. The following table sets forth the high and low sale prices for our common stock for the periods indicated as reported on the OTC Pink Open Market through March 2, 2017 and thereafter on the OTCQB Venture Market.

	High	Low
Fiscal Year Ended June 30, 2015:
First Quarter	$0.55	$0.20
Second Quarter	$0.46	$0.10
Third Quarter	$0.55	$0.22
Fourth Quarter	$0.43	$0.13
Fiscal Year Ended June 30, 2016:
First Quarter	$0.38	$0.02
Second Quarter	$0.20	$0.12
Third Quarter	$0.20	$0.10
Fourth Quarter	$0.36	$0.06
Fiscal Year Ended June 30, 2017:
First Quarter	$0.40	$0.12
Second Quarter	$0.45	$0.16
Third Quarter (through March 27, 2017)	$0.40	$0.16

On March 7, 2017, there were approximately 70 holders of record of our common stock.

We have never declared or paid any cash dividend on our common stock, nor do we currently intend to pay any cash dividend on our common stock in the foreseeable future. We expect to retain our earnings, if any, for the development and expansion of our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a development stage biotechnology company engaged in the discovery, development and commercialization of a therapy targeting ascites due to liver cirrhosis. Ascites due to liver cirrhosis is a life-threatening condition affecting about 100,000 Americans and many times more worldwide. Our therapy BIV201 is based on a drug that is approved in about 40 countries to treat related complications of liver cirrhosis (part of the same disease pathway as ascites), but not yet available in the US. BIV201’s active agent is a potent vasoconstrictor and has shown efficacy for reducing portal hypertension in studies around the world. The goal is for BIV201 to interrupt the ascites disease pathway, thereby halting the cycle of accelerating fluid generation in ascites patients. On December 22, 2016, the FDA notified BioVie that it was in the process of reviewing the investigational new drug (IND) application for BioVie’s planned Phase 1b clinical study of terlipressin in patients with ascites due to liver cirrhosis and that, because of certain questions and recommendations that it has about the design of the study, it is placing a hold on the start of the study until those matters are addressed satisfactorily. BioVie recently received comments from the FDA on its IND application and believes such comments can be addressed reasonably soon in 2017. We aim to commence clinical trials should the FDA approve our application. The Company’s activities are subject to significant risks and uncertainties including failure to secure additional funding to properly execute the Company’s business plan.

We incurred $432,028 of operating expenses for the year ended June 30, 2016, and $709,152 of operating expenses for the six months ended December 31, 2016. We are now engaged in organizational activities and sourcing compounds and materials. We anticipate incurring other costs associated with equipment purchases and general and administrative expenses, including employee salaries and benefits, legal expenses, and other costs associated with an early stage, publicly-traded company.

Requirement for Additional Capital

The Company has engaged in limited research and development activities. Assuming that we are successful in raising additional financing, we planned to incur the following expenses in the twelve months following December 31, 2016:

•	Research and development of $45,000, which includes planned costs for the development of BIV201.
•	Corporate overhead of $15,000, which includes budgeted legal, accounting and other costs expected to be incurred; and
•	Staffing costs of $250,000.

The Company had approximately $4,519 of cash on hand at December 31, 2016 and subsequently raised $20,000 pursuant to a private placement to accredited investors in the quarter ended March 31, 2017 and an additional $200,000 from Aspire Capital upon entering into the Purchase Agreement on January 4, 2017. While the Company has raised the capital needed to meet its near-term budgetary needs, the Company will need to raise additional funds to implement its strategy and develop its compounds.

The Company has limited experience with pharmaceutical drug development. As such these budget estimates may not be accurate. In addition, the actual work to be performed can only be broadly projected, as is normal with any scientific work. As further work is performed, additional work may become necessary or change in plans or workload may occur. Such changes may have an adverse impact on our estimated budget. Such changes may also have an adverse impact on our projected timeline of drug development.

Management intends to use capital and debt financing, as required, to fund the Company’s operations. There can be no assurance that the Company will have capital resources necessary to fund its anticipated obligations for the next twelve months.

Capital Resources and Liquidity

As of December 31, 2016, we had $4,519 of cash on hand in our corporate bank account and subsequently raised $20,000 pursuant to a private placement to accredited investors in the quarter ended March 31, 2017 and an additional $200,000 from Aspire Capital upon entering into the Purchase Agreement on January 4, 2017.

The Company is considered to be a development stage company and will continue in the development stage until generating revenues from the sales of its products or services. As a result, the report of the independent registered public accounting firm on our financial statements as of June 30, 2016, contains an explanatory paragraph regarding a substantial doubt about our ability to continue as a going concern.

We must raise cash to implement our strategy and stay in business. If we are unable to raise additional funds to develop our compounds, we may be required to scale back our development plans by reducing expenditures for employees, consultants, business development, and other envisioned expenditures. This could reduce our ability to develop BIV201, our drug candidate, and implement our business plan. In that event, investors should anticipate that their entire investment may be lost and there may be no ability to profit from this investment.

We cannot assure you that our drug candidate will be developed, work, or receive regulatory approval; that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease, our operations.

If we are unable to raise additional funds, we will need to do one or more of the following:

•	delay, scale-back or eliminate some or all of our research and product development programs;
•	provide licenses to third parties to develop and commercialize products or technologies that we would otherwise seek to develop and commercialize ourselves;
•	seek strategic alliances or business combinations;
•	attempt to sell our company;
•	cease operations; or
•	declare bankruptcy.

We believe that our existing cash and cash equivalents will not be sufficient to meet our operating and capital requirements through 2017. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. We may not be able to secure additional debt or equity financing in a timely manner, or at all, which could require us to scale back our business plan and operations.

The above conditions raise substantial doubt about our ability to continue as a going concern. The financial statements included elsewhere herein were prepared under the assumption that we would continue our operations as a going concern. Our financial statements do not include any adjustments that may result from the outcome of this uncertainty. Without additional funds from debt or equity financing, sales of our intellectual property or technologies, or from a business combination or a similar transaction, we will soon exhaust our resources and will be unable to continue operations. If we cannot continue as a viable entity, our stockholders may lose some or all of their investment in us.

Our management intends to attempt to secure additional required funding primarily through additional equity or debt financings. We may also seek to secure required funding through sales or out-licensing of intellectual property assets, seeking partnerships with other pharmaceutical companies or third parties to co-develop and fund research and development efforts, or similar transactions. However, there can be no assurance that we will be able to obtain required funding. If we are unsuccessful in securing funding from any of these sources, we will defer, reduce or eliminate certain planned expenditures in our research protocols. If we do not have sufficient funds to continue operations, we could be required to seek bankruptcy protection or other alternatives that could result in our stockholders losing some or all of their investment in us.

Emerging Growth Company

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of the extended transition period for complying with new or revised accounting standards.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect or change on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term “off-balance sheet arrangement”

generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We believe that the following critical policies affect our more significant judgments and estimates used in preparation of our financial statements.

Equipment is recorded at cost and depreciated on a declining balance and straight-line basis over their estimated useful lives, principally two to seven years. Accelerated methods are used for tax depreciation. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Research and development costs are charged to operations when incurred and are included in operating expenses.

New Accounting Pronouncements

For a description of recent accounting standards, including the expected dates of adoption and estimated effects, if any, on our financial statements, see “Note 3: Significant Accounting Polices: Recent Accounting Standards” in the notes to the accompanying financial statements for the fiscal year ended June 30, 2016.

BUSINESS

Introduction

BioVie Inc. is a development stage enterprise that was incorporated in the state of Nevada on April 10, 2013.  The Company is engaged in the discovery, development and commercialization of a therapy targeting ascites due to liver cirrhosis. Ascites due to liver cirrhosis is a life-threatening condition affecting about 100,000 Americans and many times more worldwide. Our therapy BIV201 is based on a drug that is approved in about 40 countries to treat related complications of liver cirrhosis (part of the same disease pathway as ascites), but not yet available in the US. BIV201’s active agent is a potent vasoconstrictor and has shown efficacy for reducing portal hypertension in studies around the world. The goal is for BIV201 to interrupt the ascites disease pathway, thereby halting the cycle of accelerating fluid generation in ascites patients. The BIV201 development program began at LAT Pharma LLC. On April 11, 2016, the Company acquired LAT Pharma LLC and the rights to its BIV201 development program. On December 22, 2016, the U.S. Food and Drug Administration (“FDA”) notified BioVie that it was in the process of reviewing the Investigational New Drug (“IND”) application for BioVie’s planned Phase 1b clinical study of terlipressin in patients with ascites due to liver cirrhosis and that, because of certain questions and recommendations that it has about the design of the study, it is placing a hold on the start of the study until those matters are addressed satisfactorily. BioVie recently received comments from the FDA on its IND application and believes such comments can be addressed reasonably soon in 2017.

The Company’s activities are subject to significant risks and uncertainties including failure to secure additional funding to properly execute the company’s business plan.

About Ascites and Liver Cirrhosis

About 1 million Americans and millions worldwide suffer from liver cirrhosis. Cirrhosis is the 12th leading cause of death due to disease in the US, killing an estimated 27,000 people each year. The condition results primarily from hepatitis, alcoholism, and fatty liver disease linked to obesity. Ascites is a common complication of advanced liver cirrhosis, involving kidney dysfunction and the accumulation of large amounts of fluid in the abdominal cavity.

The Needs for an Ascites Therapy

With no medications approved by the FDA specifically for treating ascites, an estimated 40% of patients die within two years of diagnosis. Certain drugs approved for other uses such as diuretics may provide initial relief, but patients may fail to respond to treatment as ascites worsens. This represents a critical unmet medical need. US treatment costs for liver cirrhosis, including ascites and other complications, are estimated at more than $4 billion annually.

The Ascites Development Pathway

Most experts agree that ascites develops through a sequence of events illustrated by the above diagram. High blood pressure in the vein that supplies blood to the liver, called “portal hypertension,” occurs as increasing liver damage (fibrosis) impedes blood flow through the liver. This causes vasodilation and blood pooling in the central or “splanchnic” region of the body and low blood volume in the arteries. The decrease in effective blood volume activates a signaling pathway (“neurohormonal systems”) which tells the kidneys to retain large amounts of salt and water in an effort to increase blood volume. Ultimately the retention of excess sodium and water leads to the formation of ascites as these substances “weep” from the liver and lymph system and collect in the patient’s abdomen.

The BIV201 Mechanism of Action

BIV201 is being developed by BioVie with the goal of alleviating the portal hypertension and correcting splanchnic vasodilation, thereby increasing effective blood volume and reducing the signals to the kidneys to retain excess salt and water. If successful, BIV201 could halt the cycle of accelerating fluid generation in ascites patients and reduce the need for the frequent and painful paracentesis procedures many of these patients currently require.

Future Possible BIV201 Indications

Based on investigative studies around the world, BIV201 has the potential for future applications in other life-threatening conditions due to liver cirrhosis, such as those listed below. Securing marketing approvals for any of these new uses will require well-controlled clinical trials to satisfy the FDA and/or other countries’ regulatory requirements, none of which have commenced at this time. The Company may be unable to, or choose not to, pursue the development BIV201 for these indications.

•	Esophageal variceal bleed (EVB): The bursting of blood vessels lining the esophagus due to high blood pressure (“portal hypertension”) in the vein which supplies blood to the liver resulting as a result of advanced liver cirrhosis. This situation requires emergency treatment to avoid blood loss and death.
•	Hepatorenal syndrome (HRS): As their disease progresses liver cirrhosis patients’ kidneys may begin to fail, and this deadly condition may set in. It often occurs once a patient no longer responds to (off-label) drugs used to control ascites. The second stage is called “type 1 HRS” and requires hospitalization as multiple organ failure and death may occur.
•	Hyponatremia: This term refers to “low salt in the bloodstream,” another dangerous condition which can occur as a result of advanced liver cirrhosis.

Joint Venture and Possible Access to Early-Stage Compounds

The Company has an Agreement with PharmaIN Corporation (Bothell, WA) providing certain limited rights and information on their program to develop novel modified terlipressin compounds. Although at an early stage, these compounds hold the promise of simpler and potentially safer dosing for patients outside the hospital. If this program makes significant advances, BioVie may contact PharmaIN to explore a licensing opportunity.

The Company and PharmaIN have exchanged small (low single-digit) ownership rights to each other’s ascites drug development programs, and may work together to advance both of them to eventual product commercialization.

Efflux Pump Antibiotics Program

Prior to the merger with LAT Pharma, LLC, the Company was exclusively developing novel nanotechnology anti-infective drugs to combat multi-drug resistant bacteria. We are at an early stage of discovery and development of broad spectrum antibiotics for gram-negative and gram-positive bacterial infections. Developing this technology in-house is resource-intensive with respect to time, personnel and capital necessary for scientific discovery. For further development of our nanoantibiotic technology we will need to find and license additional nanotechnology to complete our planned products. Presently this program is inactive as we are focusing our efforts on BIV201.

Intellectual Property

BioVie relies on a combination of trade secrecy and patent strategy to protect our confidential information and seek market exclusivity for our products. The Company has submitted patent filings for BIV201 technology in the US and Japan as well as submitted a PCT in Europe. Additionally, BioVie has applied for US Orphan Drug Designation for its new drug candidate since the estimated number of ascites patients (about 100,000 Americans) meets the required patient population size.

Research and Development

For the year ended June 30, 2016, the Company spent $37,901 in research and development activities. For the six months ended December 31, 2016, the Company spent $255,829 for research and development activities.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are developing. Any pharmaceutical candidate that we develop must be approved by the FDA before it may be legally marketed in the United States and by the appropriate foreign regulatory agency before it may be legally marketed in foreign countries.

United States Drug Development Process

In the United States, the FDA regulates drugs under the Federal Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. Biologics are subject to regulation by the FDA under the FDCA, the Public Health Service Act, or the PHSA, and related regulations, and other federal, state and local statutes and regulations. Biological products include, among other things, viruses, therapeutic serums, vaccines and most protein products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

The process required by the FDA before a drug or biological product may be marketed in the United States generally involves the following:

•	Completion of preclinical laboratory tests, animal studies and formulation studies according to Good Laboratory Practices or other applicable regulations;
•	Submission to the FDA of an Investigational New Drug Application, or an IND, which must become effective before human clinical trials may begin;
•	Performance of adequate and well-controlled human clinical trials according to the FDA’s current good clinical practices, or GCPs, to establish the safety and efficacy of the proposed drug or biologic for its intended use;
•	Submission to the FDA of a New Drug Application, or an NDA, for a new drug product, or a Biologics License Application, or a BLA, for a new biological product;
•	Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug or biologic is to be produced to assess compliance with the FDA’s current good manufacturing practice standards, or cGMP, to assure that the facilities, methods and controls are adequate to preserve the drug’s or biologic’s identity, strength, quality and purity;
•	Potential FDA audit of the nonclinical and clinical trial sites that generated the data in support of the NDA or BLA; and
•	FDA review and approval of the NDA or BLA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. There can be no certainty that approvals will be granted.

Before testing any compounds with potential therapeutic value in humans, the drug or biological candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug or biological candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including good laboratory practices. The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug or biological candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot assure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug or biological candidate to healthy volunteers or patients having the disease being studied under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until it is completed.

Human clinical trials prior to approval are typically conducted in three sequential Phases that may overlap or be combined:

•	Phase 1. The drug or biologic is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients having the specific disease.
•	Phase 2. The drug or biologic is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule for patients having the specific disease.
•	Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials, which usually involve more subjects than earlier trials, are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, at least two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA by the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug or biologic has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and develop additional information about the chemistry and physical characteristics of the drug or biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug or biological candidate and, among other things, must include methods for testing the identity, strength, quality and purity of the final drug or biologic. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug or biological candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Processes

The results of product development, preclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug or biologic, proposed labeling and other relevant information are submitted to the FDA as part of an NDA or BLA requesting approval to market the product. The submission of an NDA or BLA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

The FDA reviews all NDAs and BLAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA or BLA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA or BLA.

After the NDA or BLA submission is accepted for filing, the FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. The FDA reviews a BLA to determine, among other things, whether the product is safe, pure and potent and the facility in which it is manufactured, processed, packaged or held meets standards designed to assure the product’s continued safety, purity and potency. In addition to its own review, the FDA may refer applications for novel drug or biological products or drug or biological products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the approval process, the FDA also will determine whether a risk evaluation and mitigation strategy, or REMS, is necessary to assure the safe use of the drug or biologic. If the FDA concludes that a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required.

Before approving an NDA or BLA, the FDA will inspect the facilities at which the product is to be manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGMP. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable it will outline the deficiencies in the submission and often will request additional testing or information.

The NDA or BLA review and approval process is lengthy and difficult and the FDA may refuse to approve an NDA or BLA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information is submitted, the FDA may ultimately decide that the NDA or BLA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA will issue a “complete response” letter if the agency decides not to approve the NDA or BLA. The complete response letter usually describes all of the specific deficiencies in the NDA or BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA or BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.

If a product receives regulatory approval, the approval may be limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require Phase 4 testing which involves clinical trials designed to further assess a product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a drug or biological product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan product designation must be requested before submitting an NDA or BLA. After the FDA grants orphan product designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan product designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug or biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity. Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same drug or biological product as defined by the FDA or if our drug or biological candidate is determined to be contained within the competitor’s product for the same indication or disease. If a drug or biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity. Orphan drug status in the European Union has similar but not identical benefits in the European Union.

Expedited Development and Review Programs

The FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drug and biological products that meet certain criteria. Specifically, new drug and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Unique to a Fast Track product, the FDA may consider for review sections of the NDA or BLA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA or BLA, the FDA agrees to accept sections of the NDA or BLA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA or BLA.

Any product submitted to the FDA for marketing approval, including those submitted to a Fast Track program, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. Any product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared with marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug or biological product designated for priority review in an effort to facilitate the review. Additionally, a product may be eligible for accelerated approval. Drug or biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval, which means that they may be approved on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on the basis of an effect on a clinical endpoint other than survival or irreversible morbidity. As a condition of approval, the FDA generally requires that a sponsor of a drug or biological product receiving accelerated approval perform adequate and well-controlled post-marketing clinical studies to establish safety and efficacy for the approved indication. Failure to conduct such studies, or conducting such studies that do not establish the required safety and efficacy may result in revocation of the original approval. In addition, the FDA currently requires as a condition for accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch or subsequent marketing of the product. Fast Track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

Post-Approval Requirements

Any drug or biological products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences with the product, providing the FDA with updated safety and efficacy information on an annual basis or as required more frequently for specific events, product sampling and distribution requirements, complying with certain electronic records and signature requirements and complying with FDA promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, prohibitions against promoting drugs and biologics for uses or in patient populations that are not described in the drug’s or biologic’s approved labeling (known as “off-label use”), rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with FDA requirements can have negative consequences, including the immediate discontinuation of noncomplying materials, adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drugs and biologics for off-label uses, manufacturers may not market or promote such off-label uses.

We will need to rely on third parties for the production of our product candidates. Manufacturers of our product candidates are required to comply with applicable FDA manufacturing requirements contained in the FDA’s cGMP regulations. cGMP regulations require among other things, quality control and quality assurance as well as the corresponding maintenance of comprehensive records and documentation. Drug and biologic manufacturers and other entities involved in the manufacture and distribution of approved drugs and biologics are also required to register their establishments and list any products made there with the FDA and comply with related requirements in certain states, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in serious and extensive restrictions on a product, manufacturer, or holder of an approved NDA or BLA, including suspension of a product until the FDA is assured that quality standards can be met, continuing oversight of manufacturing by the FDA under a “consent decree,” which frequently includes the imposition of costs and continuing inspections over a period of many years, and possible withdrawal of the product from the market. In addition, changes to the manufacturing process generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.

The FDA also may require post-marketing testing, known as Phase 4 testing, risk minimization action plans and surveillance to monitor the effects of an approved product or place conditions on an approval that could otherwise restrict the distribution or use of the product.

Employees

Our business is managed by our officers. Our Chief Executive Officer and Chief Financial Officer, Jonathan Adams, and our President and Secretary, Amrit Shahzad, each devote part time to the Company’s activities. There are no additional employees.

Description of Property

On January 1, 2014 the company executed a lease agreement with Cummings Properties for the company’s office of 270 square feet at 100 Cummings Center, Suite 247-C, Beverly, MA 01915. The lease is for a term of five years from January 1, 2014 to December 30, 2018 and requires monthly payments of $357 ($4,284 annually for each of the five years, total aggregate of $21,420).

LEGAL PROCEEDINGS

To our knowledge, neither the Company nor any of our officers or directors is a party to any material legal proceeding or litigation and such persons know of no material legal proceeding or contemplated or threatened litigation. There are no judgments against us or our officers or directors. None of our officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

management

Set forth below is certain information concerning the directors and executive officers of the Company.

Name	Age	Position
Jonathan Adams	53	Chief Executive Officer and Chief Financial Officer; Director
Amrit Shahzad	60	President and Secretary; Director
Julie Anderson	59	Independent Director
Cuong Do	51	Independent Director
James Lang	51	Independent Director

According to our bylaws, the directors shall be elected at the annual meeting of the stockholders and each director shall be elected to serve until his successor shall be elected and shall qualify. A director need not be a stockholder. Directors shall not receive any stated salary for their services as directors or as members of committees, but by resolution of the Board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. The bylaws shall not be construed to preclude any director from serving the Company in any other capacity as an officer, agent or otherwise, and receiving compensation therefor.

There are no familial relationships among any of our directors or officers. None of our directors or officers is or has been a director or has held any form of directorship in any other U.S. reporting companies in the past five years. The Company is not aware of any proceedings to which any of the Company’s officers or directors, or any associate of any such officer or director, is a party that are adverse to the Company. We are also not aware of any material interest of any of our officers or directors that is adverse to our own interests.

Information

Each of Mr. Adams, Ms. Shahzad and Mr. Do joined the Company’s Board of Directors on April 11, 2016, in connection with the merger of the Company with LAT Pharma, LLC. Mr. Lang joined the Board of Directors on December 7, 2016. Ms. Anderson joined the Board of Directors on March 14, 2017. The Board of Directors has determined that each of Ms. Anderson, Mr. Do and Mr. Lang is independent, as determined pursuant to the standards of the Nasdaq Stock Market. Mr. Adams and Ms. Shahzad do not qualify as independent directors.

Mr. Jonathan Adams has served as the Company’s Chief Executive Officer and Chief Financial Officer since it acquired LAT Pharma LLC on April 11, 2016. He founded LAT Pharma LLC and served as its Chief Executive Officer prior to its acquisition. Mr. Adams has over 26 years of biopharmaceutical industry experience, including corporate finance, company acquisitions and licensing deals, marketing and sales support. At Searle Pharmaceuticals he was a member of the global launch team for Celebrex, and he has worked on launching numerous new drugs and medical devices. Mr. Adams earned a BS at Cornell University and an MBA at the Tuck School at Dartmouth.

Ms. Amrit Shahzad has served as the Company’s President and Secretary since it acquired LAT Pharma LLC on April 11, 2016. Ms. Shahzad has worked in the biopharmaceutical industry for more than 25 years. Prior to starting her own consulting firm in 2014, she worked in a variety of leadership roles at Roche, Amgen and Ikaria, and has been on the board of several startup companies. She has extensive business and corporate development experience including corporate venture funds. Her transactional experience spans multiple therapeutic areas, technologies, and platforms. Ms. Shahzad holds a medical degree (MBBS) from Lady Hardinge Medical College in New Delhi, India, and an MBA from Rutgers University.

Ms. Anderson most recently served as Vice President of Marketing at Catheter Connections, Inc., until its sale in the first quarter of 2017. Previously, she was Senior Director of Marketing for Durata Therapeutics, Inc. beginning in November 2012, playing a key role in helping build the infrastructure and commercialization plan necessary to launch the novel antibiotic Dalvance, which was acquired in 2014 by Actavis (now Allergan). Prior to Durata, Ms. Anderson was the Vice President and Managing Director of Gaje Healthcare Consulting, Inc. from April 2004 to October 2012, and previously worked for Sanofi-Synthelabo, Inc., Bayer Pharmaceuticals, and G.D. Searle in various marketing leadership positions. She originally trained as a nurse and earned a Masters of Management at the J.L. Kellogg Graduate School of Management at Northwestern University.

Mr. Cuong Do is currently Executive Vice President, Global Strategy Group, at Samsung. Mr. Do helps to set the strategic direction for Samsung Group’s diverse business portfolio. He was previously the Chief Strategy Officer for Merck, a leading US pharmaceuticals company, Tyco Electronics, and Lenovo. Mr. Do is a former senior partner at McKinsey & Company, where he spent 17 years and helped build the healthcare, high tech and corporate finance practices. He holds a BA from Dartmouth College, and an MBA from the Tuck School of Business at Dartmouth.

Mr. Jim Lang is currently a Senior Advisor at Decision Resources Group (DRG), and formerly served as DRG’s Chief Executive Officer. During his tenure he transformed DRG into a leading healthcare data and analytics firm. Previously Mr. Lang was Chief Executive Officer of Strategic Decision Group, a premier global strategy consultancy, where he expanded the life sciences practice and later sold it to IMS Health. He has invested in and guided the development of multiple early-stage healthcare companies including Boston Heart Diagnostics, which sold for $140 million, and AlphaImpactRx, which sold to IMS Health. He holds a BS from the University of New Hampshire, and an MBA from the Tuck School of Business at Dartmouth.

Qualifications

Jonathan Adams’s qualifications to serve on our Board of Directors are primarily based on his founding of LAT Pharma LLC and his over 26 years of biopharmaceutical industry experience. As Chief Executive of LAT Pharma LLC, Mr. Adams worked to develop CIPT Technology and secured Orphan Drug Designation for a BIV201 analogue (this new drug candidate is no longer in development). Mr. Adams’s biopharmaceutical experience includes work in corporate finance, company acquisitions and licensing deals, marketing and sales support.

Amrit Shahzad’s qualifications to serve on our Board of Directors are primarily based on her more than 25 years of biopharmaceutical industry experience. Prior to starting her own consulting firm in 2014, Ms. Shahzad worked in a variety of leadership roles at Roche, Amgen and Ikaria, and has been on the board of several startup companies. She has extensive business and corporate development experience including corporate venture funds. Her transactional experience spans multiple therapeutic areas, technologies, and platforms.

Julie Anderson’s qualifications to serve on our Board of Directors are primarily based on her extensive experience as a marketing professional in the pharma/biotech industry. In addition, as a critical care nurse, Ms. Anderson treated patients at risk of death due to complications caused by chronic liver cirrhosis, and understands the unmet medical need targeted by BioVie.

Cuong Do’s qualifications to serve on our Board of Directors are primarily based on his decades of experience as an executive in the pharma, biotech, and other high technology industries. He was previously the Chief Strategy Officer for Merck, a leading US pharmaceuticals company, Tyco Electronics, and Lenovo. Mr. Do is a former senior partner at McKinsey & Company, where he spent 17 years and helped build the healthcare, high tech and corporate finance practices.

Jim Lang’s qualifications to serve on our Board of Directors are primarily based on his extensive experience as the Chief Executive Officer of companies in the life sciences industry and in investing in and guiding multiple early-stage healthcare companies including Boston Heart Diagnostics, which sold for $140 million, and AlphaImpactRx, which sold to IMS Health.

Audit Committee

We do not have an audit committee or an audit committee financial expert. Our corporate financial affairs are simple at this stage of development and each financial transaction can be viewed by any officer or director at will.

Code of Ethics

We have adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act of 2002. We believe our code of ethics is reasonably designed to deter wrongdoing and promote honest and ethical conduct; provide full, fair, accurate, timely and understandable disclosure in public reports; comply with applicable laws; ensure prompt internal reporting of violations; and provide accountability for adherence to the provisions of the code of ethic.

EXECUTIVE AND DIRECTOR COMPENSATION

We have not paid any compensation to any of our executive officers, however, we did accrue the Chief Executive Officer’s salary per the employment agreements effective July 1, 2013 and subsequently April 11, 2016.

Summary Compensation Table

Name and Principal Position	Year	Salary	Option Awards (1)	Total
Jonathan Adams (2)
Chief Executive Officer and Chief Financial Officer, Treasurer and Corporate Secretary	2016	$250,000	$7,875	$259,025

Elliot Ehrlich (2)
Chief Executive Officer and Chief Financial Officer, Treasurer and Corporate Secretary	2015	$150,000	$—	$150,000
	2014	$150,000	$—	$150,000

_____________________________________

(1) See Note 8 to the accompanying financial statements for the fiscal year ended June 30, 2016.

(2) Effective April 11, 2016, Mr. Adams joined the Company and Mr. Ehrlich resigned from the Company.

Employment Agreement

On April 11, 2016, the Company entered into an employment agreement with the Company’s Chief Executive Officer paying $250,000 in annual salary. The agreement was effective beginning April 11, 2016 and expires on April 10, 2019.

Option/SAR Grants

In connection with the employment agreement signed with the Chief Financial Officer on April 11, 2016, Jonathan Adams received options to acquire 3 million shares exercisable at $0.06 per share, the closing price on that date. These Options Group A shall become vested and exercisable (i) as to 1 million shares on April 11, 2017, (ii) as to 1 million shares on April 11, 2018, and (iii) as to 1 million shares on April 11, 2019.

No other stock options had been granted as of June 30, 2016.

Long-Term Incentive Plans and Awards

Other than the options granted to the Chief Executive Officer as described above, the Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance. Since prior to this grant, no individual grants or agreements regarding future payouts under non-stock price-based plans had been made to any executive officer or any director or any employee or consultant since our inception, no future payouts under non-stock price-based plans or agreements had been granted or entered into or exercised by our officer or director or employees or consultants.

Compensation of Directors

There are no arrangements pursuant to which our director is or will be compensated in the future for any services provided as a director.

certain relationships and related party transactions

SEC rules require us to disclose any transaction or currently proposed transaction in which we are a participant and in which any related person has or will have a direct or indirect material interest involving the lesser of $120,000 or 1% of the average of our total assets as of the end of last two completed fiscal years. A related person is any executive officer, director, nominee for director, or holder of 5% or more of our common stock, or an immediate family member of any of those persons.

LAT Pharma was given a zero-interest bearing loan by the company’s General Partner, Jonathan Adams in the amount of $5,000 in August 2015 and $5,000 in November 2015. The total of $10,000 was outstanding when the Company merged with LAT Pharma. As of September 30, 2016, the Company has an outstanding loan of $10,000 payable on demand to the CEO, Jonathan Adams. The Company repaid this loan with proceeds from a private placement in the quarter ended December 31, 2016.

On November 11, 2016, Mr. James Lang, who joined the Company’s Board of Directors on December 7, 2016, purchased 250,000 shares for $0.20 per share, for aggregate proceeds of $50,000 to the Company, and also received warrants to purchase 125,000 shares, which warrants expire five years following issuance and are exercisable for $0.50 per share.

security ownership of certain beneficial owners and management

The following table sets forth certain information concerning the beneficial ownership of the common stock as of March 14, 2017 by (a) each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding common stock, (b) each of our directors and executive officers and (c) all current directors and executive officers as a group. The following table is based upon an aggregate of 91,285,000 shares of our common stock outstanding as of March 14, 2017.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned (1)	Percent of Common Stock
Jonathan Adams (2)	6,503,065	7.1%
Amrit Shahzad (3)	1,398,512	1.5%
Julie Anderson (4)	250,000	*
Cuong Do (5)	2,771,354	3.0%
James Lang (6)	475,000	*
All directors and executive officers as a group (four persons):	11,397,931	12.4%

Other 5% or Greater Beneficial Owners:
Elliot Ehrlich (7) 9511 Collins Ave #807 Surfside, FL 33154	7,462,500	8.2%
Leo and Helene Ehrlich 7846 Tennyson Ct. Boca Raton, FL 33433	8,500,000	9.3%
Rebecca Guttman 655 Ibsen St., Woodmere, NY 11598	8,500,000	9.3%
RGN Brothers Trust (7)	8,500,000	9.3%

  _________________________________

* Represents less than 1% of outstanding shares.

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with SEC rules, shares of common stock issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant. Unless otherwise noted, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of common stock owned by such person.

(2)	Includes 309,999 shares held by Mr. Adams’ children and an option to purchase 25,000 shares of common stock held by Mr. Adams’ children.
(3)	Includes an option to purchase 100,000 shares of common stock.
(4)	Includes an option to purchase 100,000 shares of common stock and a warrant to purchase 50,000 shares of common stock.
(5)	Includes an option to purchase 100,000 shares of common stock .
(6)	Includes an option to purchase 100,000 shares of common stock and warrants to purchase 125,000 shares of common stock.
(7)	Includes warrants to purchase 62,500 shares of common stock.
(8)	The trustee of RGN Brothers Trust is Joseph Guttman. Mr. Guttman holds voting and dispositive control over the trust but disavows beneficial ownership.

dilution

If you acquire shares of our common stock from Aspire Capital in this offering, your ownership interest will be diluted to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per share after giving effect to this offering. We calculate net tangible book value per share by dividing the net tangible book value, which is tangible assets less total liabilities, by the number of outstanding shares of our common stock. Dilution represents the difference between the portion of the amount per share paid by purchasers of shares in this offering and the as-adjusted net tangible book value per share of our common stock immediately after giving effect to this offering. Our net tangible book deficit as of December 31, 2016 was approximately $(1.1) million, or $(0.01) per share.

After giving effect to the sale of 21,600,000 shares of common stock in the aggregate amount of $6.3 million at an assumed offering price of $0.29 per share, the last reported trade price of our common stock on the OTCQB Venture Market on March 8, 2017, and after deducting estimated aggregate offering expenses payable by us, our net tangible book value as of December 31, 2016 would have been approximately $5.1 million, or $0.05 per share of common stock. This represents an immediate increase in the net tangible book value of $0.06 per share to our existing stockholders and an immediate dilution in net tangible book value of $0.24 per share to investors participating in this offering.

The following table illustrates this per share dilution:

Assumed offering price per share		$0.29
Net tangible book deficit per share as of December 31, 2016	$(0.01)
Increase per share attributable to investors participating in this offering	$0.06
As adjusted net tangible book value per share as of December 31, 2016, after giving effect to this offering		0.05
Dilution per share to investors participating shares in this offering		$0.24

The shares sold in this offering (including the 2,400,000 Commitment Shares and 1,000,000 Initial Purchase Shares), if any, will be sold from time to time at various prices. An increase of $0.10 per share in the price at which the shares are sold from the assumed offering price of $0.29 per share shown in the table above, assuming 21,600,000 shares of common stock are sold at that price for an aggregate amount of approximately $8.4 million, would result in an adjusted net tangible book value per share after the offering of $0.07 per share and would increase the dilution in net tangible book value per share to investors in this offering to $0.32 per share, after deducting estimated aggregate offering expenses payable by us. A decrease of $0.10 per share in the price at which the shares are sold from the assumed offering price of $0.29 per share shown in the table above, assuming 21,600,000 shares of common stock are sold at that price for an aggregate amount of approximately $4.1 million, would result in an adjusted net tangible book value per share after the offering of $0.03 per share and would decrease the dilution in net tangible book value per share to investors in this offering to $0.16 per share, after deducting estimated aggregate offering expenses payable by us. This information is supplied for illustrative purposes only and assumes that the Company receives proceeds equal to offering amount.

The foregoing table and discussion is based on 87,160,001 shares of common stock outstanding as of December 31, 2016 and assumes no exercise of any outstanding options or warrants. To the extent that options or warrants are exercised, there may be further dilution to new investors.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock and provisions of our Articles of Incorporation, bylaws and the Nevada corporations law are summaries and are qualified in their entirety by reference to the Articles of Incorporation and the bylaws. We have filed copies of these documents with the SEC as exhibits to our registration statement, of which this prospectus forms a part. Pursuant to the Company’s Articles of Incorporation, as amended, the Company’s authorized capital stock consists of 300,000,000 shares of Class A Common Stock, par value of $0.0001 per share (which we refer to as our common stock), and 10,000,000 shares of preferred stock, par value $0.001 per share, to be designated from time to time by our Board of Directors.

Common Stock

We are authorized to issue up to 300,000,000 shares of Class A Common Stock, par value $0.0001 per share. Each outstanding share of common stock entitles the holder thereof to one vote per share on all matters. Our bylaws provide that elections for directors shall be by a plurality of votes. Stockholders do not have preemptive rights to purchase shares in any future issuance of our common stock. Upon our liquidation, dissolution or winding up, and after payment of creditors and preferred stockholders, if any, our assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our Board of Directors. Our Board of Directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable. To the extent that additional shares of our common stock are issued, the relative interests of existing stockholders will be diluted.

As of March 7, 2017, there were 91,185,000 shares of our common stock outstanding.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more classes or series within a class as may be determined by our board of directors, who may establish, from time to time, the number of shares to be included in each class or series, may fix the designation, powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Any preferred stock so issued by the Board of Directors may rank senior to the common stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up of us, or both. Moreover, under certain circumstances, the issuance of preferred stock or the existence of the unissued preferred stock might tend to discourage or render more difficult a merger or other change of control.

As of March 7, 2017, there were no shares of our preferred stock outstanding.

Anti-Takeover Effects of Our Articles of Incorporation and Bylaws

Our Articles of Incorporation and bylaws contain certain provisions that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing its board of directors and management. According to our Articles of Incorporation and bylaws, neither the holders of our common stock nor the holders of any preferred stock we may issue in the future have cumulative voting rights in the election of our directors. The combination of the present ownership by a few stockholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other stockholders to replace our board of directors or for a third party to obtain control of the Company by replacing its board of directors.

Anti-Takeover Effects of Nevada Law

Business Combinations

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the board of directors and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

  the combination was approved by the board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the board of directors before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or
  if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation, (c) 10% or more of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within two years, did own) 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire our Company even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of our Company.

Transfer Agent and Registrar

Our independent stock transfer agent is West Coast Stock Transfer, Inc., located at 721 N. Vulcan Ave., Suite 205, Encinitas, California 92024. Their phone number is (619) 664-4780.

Selling Stockholder

The selling stockholder may from time to time offer and sell any or all of the shares of our common stock set forth below pursuant to this prospectus. When we refer to the “selling stockholder” in this prospectus, we mean the entity listed in the table below, and its respective pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling stockholder’s interests in shares of our common stock other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of the selling stockholder for whom we have registered shares for sale to the public, the number of shares of common stock beneficially owned by the selling stockholder prior to this offering, the total number of shares of common stock that the selling stockholder may offer pursuant to this prospectus and the number of shares of common stock that the selling stockholder will beneficially own after this offering. Except as noted below, the selling stockholder does not have, or within the past three years has not had, any material relationship with us or any of our predecessors or affiliates and the selling stockholder is not or was not affiliated with registered broker-dealers.

Based on the information provided to us by the selling stockholder, assuming that the selling stockholder sells all of the shares of our common stock beneficially owned by it that have been registered by us and does not acquire any additional shares during the offering, the selling stockholder will not own any shares other than those appearing in the column entitled “Beneficial Ownership After This Offering.” We cannot advise you as to whether the selling stockholder will in fact sell any or all of such shares of common stock. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, after the date on which it provided the information set forth in the table below.

Name	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Beneficial Ownership After This Offering (1)
	Number	%		Number	%
Aspire Capital Fund, LLC (2)	3,900,000 (4)	4.3%	25,000,000	0	*%

_____________________________

* Represents less than 1% of outstanding shares.

(1)	Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholder is under no obligation known to us to sell any shares of common stock at this time.

(2)	Based on 91,185,000 shares of common stock outstanding on March 7, 2017.
(3)	Aspire Capital Partners LLC (“Aspire Partners”) is the Managing Member of Aspire Capital Fund LLC (“Aspire Fund”). SGM Holdings Corp (“SGM”) is the Managing Member of Aspire Partners. Mr. Steven G. Martin (“Mr. Martin”) is the president and sole shareholder of SGM, as well as a principal of Aspire Partners. Mr. Erik J. Brown (“Mr. Brown”) is the president and sole shareholder of Red Cedar Capital Corp (“Red Cedar”), which is a principal of Aspire Partners. Mr. Christos Komissopoulos (“Mr. Komissopoulos”) is president and sole shareholder of Chrisko Investors Inc. (“Chrisko”), which is a principal of Aspire Partners. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos may be deemed to be a beneficial owner of common stock held by Aspire Fund. Each of Aspire Partners, SGM, Red Cedar, Chrisko, Mr. Martin, Mr. Brown, and Mr. Komissopoulos disclaims beneficial ownership of the common stock held by Aspire Fund.
(4)	As of the date hereof, 3,400,000 shares of our common stock have been acquired by Aspire Capital under the Purchase Agreement, consisting of shares we issued to Aspire Capital as a commitment fee and initial purchase shares, and Aspire Capital holds warrants to purchase an additional 500,000 shares. We may elect in our sole discretion to sell to Aspire Capital up to an additional 21,100,000 shares under the Purchase Agreement; however, Aspire Capital does not presently beneficially own those shares as determined in accordance with the rules of the SEC.

plan of Distribution

The common stock offered by this prospectus is being offered by Aspire Capital, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;
•	transactions involving cross or block trades;
•	through brokers, dealers, or underwriters who may act solely as agents;
•	“at the market” into an existing market for the common stock;
•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
•	in privately negotiated transactions; or
•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholder may also sell shares of common stock under Rule 144 promulgated under the Securities Act, if available, rather than under this prospectus. In addition, the selling stockholder may transfer the shares of common stock by other means not described in this prospectus.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. Aspire Capital has informed us that each such broker-dealer will receive commissions from Aspire Capital which will not exceed customary brokerage commissions.

Aspire Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Aspire Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Aspire Capital, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have agreed to indemnify Aspire Capital and certain other persons against certain liabilities in connection with the offering of shares of common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Aspire Capital has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by Aspire Capital specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Aspire Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised Aspire Capital that while it is engaged in a distribution of the shares included in this prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

We may suspend the sale of shares by Aspire Capital pursuant to this prospectus for certain periods of time for certain reasons, including if the prospectus is required to be supplemented or amended to include additional material information.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Aspire Capital.

LEGAL MATTERS

Gary R. Henrie, Nauvoo, Illinois, has passed upon the validity of the common stock offered hereby.

EXPERTS

The consolidated financial statements of the Company for the years ended June 30, 2016 and 2015 included in this prospectus have been audited by Weinberg & Baer LLC, an independent registered public accounting firm, and have been included in reliance upon their report dated September 27, 2016, given upon such firm’s authority as experts in auditing and accounting. Such report raises substantial doubt about the Company’s ability to continue as a going concern.

The financial statements of LAT Pharma LLC for the years ended December 31, 2015 and 2014 included in this prospectus have been audited by the Rascon CPA Firm PLLC, an independent registered public accounting firm, and have been included in reliance upon their report dated March 22, 2016, given upon such firm’s authority as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract, agreement or other document are not necessarily complete, and, in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains a website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s website.

We are subject to the information reporting requirements of the Exchange Act, and we file reports and other information with the SEC. All documents filed with the SEC are available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.biovieinc.com. The information on such website is not incorporated by reference and is not a part of this prospectus.

Upon your written request, we will provide to you a complimentary copy of our most recent annual report on Form 10-K (without exhibits) as filed with the SEC. Your request should be mailed to our principal executive offices: BioVie Inc., 100 Cummings Center, Suite 247-C, Beverly, Massachusetts 01915.

INDEX TO FINANCIAL STATEMENTS

BIOVIE INC.

LAT PHARMA LLC

REPORT OF REGISTERED INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of BioVie Inc.:

We have audited the accompanying balance sheets of BioVie Inc. (F/K/A NanoAntibiotics, Inc.) as of June 30, 2016 and 2015 and the related statements of operations, stockholders’ equity, and cash flows for the years ended June 30, 2016 and 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioVie Inc. (F/K/A NanoAntibiotics, Inc.) as of June 30, 2016 and 2015 and the results of its operations and its cash flows for the years ended June 30, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred an operating loss since inception. Further, as of June 30, 2016, the Company has not earned any revenues. These and other factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plan regarding these matters is also described in Note 2 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Respectfully submitted,

Weinberg & Baer LLC

Baltimore, Maryland

September 27, 2016

BioVie Inc. (F/K/A NanoAntibiotics, Inc.)

Balance Sheets

	June 30,	June 30,
	2016	2015
ASSETS

CURRENT ASSETS:
Cash	$123,757	267,481
Prepaid expenses	6,982	2,000
Total Current Assets	130,739	269,481

OTHER ASSETS:
Intangible Assets (Net of Amortization)	2,242,734	—
Goodwill	345,711	—
Total Fixed Assets	2,588,445	—

TOTAL ASSETS	$2,719,184	269,481

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts Payable and accrued expenses	$293,633	650
Related Party Loan	10,000
Accrued Payroll	499,612	322,950
Total Current Liabilities	803,244	323,600

STOCKHOLDERS’ EQUITY (DEFICIT)

Preferred stock; $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.0001 par value; 300,000,000 shares authorized; shares issued and 87,160,000 and 87,210,000 shares issued and outstanding, respectively	8,716	8,721
Additional paid in capital	2,911,560	514,485
Prepaid services paid for with common stock	—	(4,911)
Accumulated deficit	(1,004,337)	(572,414)
Total Stockholders’ Equity (Deficit)	1,915,939	(54,119)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,719,184	269,481

The accompanying notes are an integral part of the financial statements.

BioVie Inc. (F/K/A NanoAntibiotics, Inc.)

Statements of Operations

	For the Year Ended	For the Year Ended
	June 30,	June 30,
	2016	2015

REVENUE:
Sales	$—	$—
	—	—

COST OF GOODS SOLD	—	—

GROSS MARGIN	—	—

OPERATING EXPENSES
Amortization	51,036
Research and development expenses	37,901	4,196
Payroll expenses	184,537	161,931
Professional fees	143,235	50,779
Selling, general and administrative expenses	15,319	16,471
TOTAL OPERATING EXPENSES	432,028	233,377

LOSS FROM OPERATIONS	(432,028)	(233,377)

OTHER EXPENSE (INCOME)
Interest expense	81	—
Interest income	(186)	(369)
TOTAL OTHER EXPENSE (INCOME)	(105)	(369)

NET LOSS	$(431,923)	$(233,008)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING, BASIC AND DILUTED	87,198,875	87,210,000

The accompanying notes are an integral part of the financial statements.

BioVie Inc. (F/K/A NanoAntibiotics, Inc.)

Statement of Changes in Stockholders’ Equity

For the Years Ended June 30, 2016 and 2015

				Prepaid
				Services		Total
			Additional	Paid with		Stockholders’
	Common Stock		Paid in	Common	Accumulated	Equity
	Shares	Amount	Capital	Stock	Deficit	(Deficit)

Balance, June 30, 2014	87,210,000	8,721	514,485	(12,411)	(339,406)	171,389

Amortization of prepaid services paid with common stock	—			7,500	—	7,500

Net loss	—	—	—	—	(233,008)	(233,008)

Balance, June 30, 2015	87,210,000	8,721	514,485	(4,911)	(572,414)	(54,119)

Retirement of Shares	(39,869,999)	(5)				(5)

Shares Issued for Acquisition	39,820,000		2,397,075			2,397,075

Prepaid services paid with common stock		—		4,911	—	4,911

Net loss	—	—	—	—	(431,923)	(431,923)

Balance, June 30, 2016	87,160,001	8,716	2,911,560	—	(1,004,337)	1,915,939

The accompanying notes are an integral part of the financial statements.

BioVie Inc. (F/K/A NanoAntibiotics, Inc.)

Statements of Cash Flows

	For the Year	For the Year
	Ended June 30,	Ended June 30,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(431,923)	$(233,008)
Adjustments to reconcile net loss to net cash to cash used by operating activities:
Amortization of prepaid common stock for services	4,911	7,500
Amortization of intangible assets	51,036	—
Share based compensation expense	7,875	—
Changes in operating assets and liabilities:
Increase in prepaid expenses	(4,982)	(2,000)
Increase (decrease) in:
Accounts Payable	42,790	650
Accrued Payroll	176,662	161,475
Net cash used by operating activities	(163,631)	(65,383)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired through the merger	9,912	—
Net cash provided by investing activities	9,912	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Retirement of common stock	(5)	—
Net cash provided by financing activities	(5)	—

Net decrease in cash	(143,724)	(65,383)

Cash, beginning of period	267,481	332,864

Cash, end of period	$123,757	$267,481

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest	$—	$—

Non-cash investing activities

Fair value of assets acquired, net of cash acquired	2,283,858	—
Fair value of liabilities assumed	260,193	—

The accompanying notes are an integral part of the financial statements.

BioVie Inc. (F/K/A NanoAntibiotics, Inc.)

Notes to Financial Statements

For the Years Ended June 30, 2016 and 2015

1. Background Information

BioVie Inc. (F/K/A NanoAntibiotics, Inc.) (the “Company”) is a development stage enterprise that was incorporated in the state of Nevada on April 10, 2013.  The Company is engaged in the discovery, development and commercialization of a therapy targeting ascites due to liver cirrhosis. Ascites due to liver cirrhosis is a life-threatening condition affecting about 100,000 Americans and many times more worldwide. Our therapy BIV201 is based on a drug that’s approved in about 40 countries to treat related complications of liver cirrhosis (part of the same disease pathway as ascites), but not yet available in the US. BIV201’s active agent is a potent vasoconstrictor and has shown efficacy for reducing portal hypertension in studies around the world. The goal is for BIV201 to interrupt the ascites disease pathway, thereby halting the cycle of accelerating fluid generation in ascites patients. The BIV201 development program began at LAT Pharma LLC. On April 11, 2016, the Company acquired LAT Pharma LLC and the rights to its BIV201 development program. We currently own all development and marketing rights to our drug candidate. The Company and PharmaIN have exchanged small (low single-digit) ownership rights to each other’s ascites drug development programs. The Company recently filed patent applications for its drug candidate in the US and Japan, as well as a PCT in Europe. We are currently completing the work necessary to file our investigational new drug (IND) application, and aim to commence clinical trials should the FDA approve our application.

The Company’s activities are subject to significant risks and uncertainties including failure to secure additional funding to properly execute the company’s business plan.

2. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the year ended June 30, 2016, the Company had a net loss of $431,923.  As of June 30, 2016, the Company has not earned any revenues. In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of public equity securities. The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes and proceeds from sub-licensing agreements until such time that funds provided by operations are sufficient to fund working capital requirements. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

3. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our non-interest bearing cash balances were fully insured at June 30, 2016, and our interest bearing cash balances may exceed federally insured limits.

Financial Instruments

The Company’s financial instruments include cash and accounts payable. The carrying amounts of cash and accounts payable approximate their fair value, due to the short-term nature of these items.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses. The Company expensed $37,901 and $4,196 for research and development for the years ended June 30, 2016 and 2015, respectively.

Income Taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statements and tax basis of assets and liabilities, as measured by the enacted tax rates, which are expected to be in effect when these differences reverse. Deferred tax assets and liabilities are classified as current or non-current, depending on the classification of the assets or liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10), January 1, 2007. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits at June 30, 2016 and since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Earnings (Loss) per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive options outstanding during the year. For the year ended June 30, 2016 all outstanding options have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

Stock-based Compensation

The Company recognizes all share-based payments to employees, including grants of employee stock options, as compensation expense in the financial statements based on their fair values. That expense will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2013 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued payroll.

Recent accounting pronouncements

The Company has reviewed recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC and did not or are not believed by management to have a material impact on the Company’s financial statements.

4. Related Party Loan

LAT Pharma was given a zero-interest bearing loan by the company’s General Partner, Jonathan Adams in the amount of $5,000 in August 2015 and $5,000 in November 2015. The total of $10,000 was outstanding when the Company merged with LAT Pharma. As of June 30th, 2016 the Company has an outstanding loan of $10,000 payable on demand to the CEO, Jonathan Adams.

5. Commitments and Contingencies

Office Lease

On January 1, 2014 the Company executed a lease agreement with Cummings Properties for the company’s office of 270 square feet at 100 Cummings Center, Suite 247-C, Beverly, MA 01915. The lease is for a term of five years from January 1, 2014 to December 30, 2018 and requires monthly payments of $357 ($4,284 annually for each of the five years, total aggregate of $21,420).

Employment Agreements

On April 11, 2016 the Company entered into an employment agreement with CEO Jonathan Adams. The Company’s agreement provides for a three-year term with minimum annual base salary of $250,000 per year. Effective April 11, 2016, the (previous) CEO/CFO resigned.

6. Income Taxes

Deferred taxes are recorded for all existing temporary differences in the Company’s assets and liabilities for income tax and financial reporting purposes. Due to the valuation allowance for deferred tax assets, as noted below, there were no net deferred tax benefit or expense for the year ended June 30, 2016.

There is no current or deferred income tax expense or benefit allocated to continuing operations for the year ended June 30, 2016.

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

	June 30, 2016	June 30, 2015
Tax expense (benefit) at US. statutory rate	$(146,889)	$(79,200)
State income tax expense (benefit): net of federal benefit	$(21,659)	$(11,700)
Effect of non-deductible expenses
Other
Change in valuation allowance	$168,548	$90,900
	$—	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2016 are as follows:

Deferred tax assets (liability), noncurrent:
Net operating loss	$431,923
Valuation allowance	(431,923)
$—

Change in valuation allowance:

Balance, June 30, 2015	$223,300
Increase in valuation allowance	168,548
Balance, June 30, 2016	391,848

Since management of the Company believes that it is more likely than not that the net deferred tax assets will not provide future benefit, the Company has established a 100 percent valuation allowance on the net deferred tax assets as of June 30, 2016.

As of June 30, 2016, the Company had federal and state net operating loss carry-forwards totaling approximately $1,004,000 which begin expiring in 2022.

7. Purchase of LAT Pharma

On April 11, 2016, the Company entered into and consummated an Agreement and Plan of Merger (the “Merger Agreement”), with LAT Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Company (“Acquisition”) and LAT Pharma, LLC an Illinois limited liability company (“LAT”). Pursuant to the terms of the Merger Agreement, Acquisition merged with and into LAT in a statutory triangular merger (the “Merger”) with LAT surviving as a wholly-owned subsidiary of the Company. As consideration for the Merger, the Company issued the interest holders of LAT (the “LAT Holders”) an aggregate of 39,820,000 shares of our Common Stock issued to the LAT Holders in accordance with their pro rata ownership of LAT membership interests prior to the Merger. Following the Merger, the Registrant will continue the development of LAT’s lead clinical therapeutic candidate Continuous low-dose Infusion (CI) Terlipressin.

Immediately prior to the Merger, the Company had 87,210,000 shares of Common Stock issued and outstanding. In connection with the Merger, certain shareholders of the Company collectively agreed to retire and cancel an aggregate of 39,869,999 shares of Common Stock. Following the consummation of the Merger, the issuance of the Merger Shares of the 39,820,000 shares of Common Stock, the Company had 87,160,001 shares of Common Stock issued and outstanding and the LAT Holders beneficially own 39,820,000 shares or approximately forty-six percent (46%) of such issued and outstanding Common Stock.

Under the purchase method of accounting, the transaction was valued for accounting purposes at $2,389,200, which was the estimated fair value of the consideration paid by the Company. The estimate was based on the consideration paid of 39,820,000 shares of common stock valued based on the closing price on 04/11/2016 of $0.06 per share.

The assets and liabilities of LAT Pharma, Inc. were recorded at their respective fair values as of the closing date of the Merger Agreement, and the following table summarizes these values based on the balance sheet at April 11, 2016.

$2,303,682	Assets Purchased
260,193	Liabilities Assumed
2,043,489	Net Assets Purchased
2,389,200	Purchase Price
$345,711	Goodwill from Purchase

Intangible asset detail

$2,293,770	Intangible Intellectual Property
345,711	Goodwill
$2,639,481	Intangible Asset from Purchase

Under the 338(h)(10) election, all goodwill and intangibles related to the acquisition of LAT Pharma will be fully deductible for tax purposes.

The intangible intellectual property is amortized over 10 years.

	June 2016	June 2015
Intangible Assets subject to Amortization	$2,293,770	$—
Amortization Expense in current year	$51,036	$—
Accumulated Amortization at year end	$51,036	$—

The current year amortization expense has been amortized for the period from April 11, 2016 to June 30,2016. The estimated Amortization expense for each of the five succeeding fiscal years will be approximately $229,300 per year.

8. Stock Options

In connection with the employment agreement signed with the Chief Financial Officer on April 11, 2016, Jonathan Adams was granted options to acquire 3 million shares exercisable at $0.06 per share, the closing price on that date. These Options Group A shall become vested and exercisable (i) as to 1 million shares on April 11, 2017, (ii) as to 1 million shares on April 11, 2018, and (iii) as to 1 million shares on April 11, 2019.

The fair market value of the stock options is estimated using the Black Scholes valuation model and the Company uses the following methods to determine its underlying assumptions: expected volatilities are based on the historical volatilities of 3 comparable companies of the daily closing price of their respective common stock; the expected term of options granted is based on the average time outstanding method; and the risk free interest rate is based on the US Treasury bonds issued with similar life terms to the expected life of the grant.

The following key assumptions were used in the valuation model to value stock option grants for each respective period:

Valuation Date	4/11/2016	4/11/2016	4/11/2016
Stock Price	$0.06	$0.06	$0.06
Exercise Price	$0.06	$0.06	$0.06
Term (expected term for options)	1.00	2.00	3.00
Volatility	56.49%	58.45%	97.82%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	0.53%	0.70%	0.85%
Call Option Value ($Millions)	$0.01	$0.02	$0.04
Fair Value	$13,467	$19,523	$36,489

Stock option transactions under the Company’s plans for the years ended June 30, 2016 is summarized below:

Weighted
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value
Options	(Thousands)	Price	Term	(Thousands)
Outstanding at July 1, 2015	—	—	—	—
Granted	3,000	0.06	2	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding at June 30, 2016	3,000	0.06	2	—

The compensation expense includes $7,875 related to the stock options described above.

9. Subsequent Events

Subsequent to year end 49,999 shares were issued and sold by the Company for 10 cents per share.

BIOVIE INC. (F/K/A NANOANTIBIOTICS, INC.)

BALANCE SHEETS

	December 31,	June 30,
	2016	2016
ASSETS	(unaudited)	(audited)

CURRENT ASSETS:
Cash	4,519	123,757
Prepaid expenses	—	6,982
Total Current Assets	4,519	130,739

OTHER ASSETS:
Intangible Assets (Net of Amortization)	2,128,046	2,242,734
Goodwill	345,711	345,711
Total Other Assets	2,473,757	2,588,445

TOTAL ASSETS	2,478,276	2,719,184

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts Payable and accrued expenses	506,254	293,633
Loan payable	10,500	—
Related Party Loan	10,000	10,000
Accrued Payroll	624,612	499,612
Total Current Liabilities	1,151,366	803,245

STOCKHOLDERS' EQUITY (DEFICIT)
Preferred stock; $0.001 par value; 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Common stock, $0.0001 par value; 300,000,000 shares authorized; 87,685,000 and 87,160,001 shares issued and outstanding, respectively	8,769	8,716
Additional paid in capital	3,031,619	2,911,560
Accumulated deficit	(1,713,478)	(1,004,337)
Total Stockholders' Equity (Deficit)	1,326,910	1,915,939

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	2,478,276	2,719,184

See accompanying notes to financial statement

BIOVIE INC. (F/K/A NANOANTIBIOTICS, INC.)

STATEMENT OF OPERATIONS (UNAUDITED)

	For the Three Months	For the Three Months	For the Six Months	For the Six Months
	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUE:
Sales	$—	$—	—	—
	—	—

COST OF GOODS SOLD	—	—	—	—

GROSS MARGIN	—	—	—	—

OPERATING EXPENSES
Amortization	57,344	—	114,689	—
Research and development expenses	128,559	—	255,829	—
Payroll expenses	71,348	40,369	142,696	80,738
Professional fees	93,015	7,060	186,179	18,017
Selling, general and administrative expenses	7,533	2,499	9,760	5,800
TOTAL OPERATING EXPENSES	357,799	49,928	709,152	104,555

LOSS FROM OPERATIONS	(357,799)	(49,928)	(709,152)	(104,555)

OTHER EXPENSE (INCOME)
Interest expense	—	—	—	—
Interest income	(0)	(50)	(11)	(111)
TOTAL OTHER EXPENSE (INCOME)	(0)	(50)	(11)	(111)

NET LOSS	$(357,799)	$(49,878)	(709,141)	(104,444)

NET LOSS PER COMMON SHARE, BASIC AND DILUTED	$(0.00)	$(0.00)	(0.01)	(0.00)

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING, BASIC AND DILUTED	87,504,667	87,210,000	87,355,108	87,210,000

See accompanying notes to financial statement

BIOVIE INC. (/K/A NANOANTIBIOTICS, INC.)

STATEMENT OF STOCKHOLDERS’ EQUITY

				Prepaid
				Services
			Additional	Paid with		Total
	Common Stock		Paid in	Common	Accumulated	Stockholders'
	Shares	Amount	Capital	Sock	Deficit	Deficit

Balance, June 30, 2014	87,210,000	8,721	514,485	(12,411)	(339,406)	171,389

Amortization of Prepaid services paid with common stock	—	—	—	7,500	—	7,500

Net loss	—	—	—	—	(233,008)	(233,008)

Balance, June 30, 2015	87,210,000	8,721	514,485	(4,911)	(572,414)	(54,119)

Retirement of Shares	(39,869,999)	(5)	—	—	—	(5)

Shares Issued for Acquisition	39,820,000	—	2,397,075	—	—	2,397,075

Prepaid services paid with common stock	—	—	—	4,911	—	4,911

Net loss	—	—	—	—	(431,923)	(431,923)

Balance, June 30, 2016	87,160,001	8,716	2,911,560	—	(1,004,337)	1,915,939

Options vested (unaudited)	—	—	20,112	—	—	20,112

Issuance of Shares (unaudited)	524,999	53	99,947	—	—	99,999

Net loss (unaudited)	—	—	—	—	(709,141)	(709,141)

Balance,December 31, 2016 (unaudited)	87,685,000	8,769	3,031,619	—	(1,713,478)	1,326,909

See accompanying notes to financial statement

BIOVIE INC. (F/K/A NANOANTIBIOTICS, INC.)

STATEMENT OF CASH FLOWS (UNAUDITED)

	For the Six Months	For the Six Months
	Ended	Ended
	Ended December 31,	Ended December 31,
	2016	2015
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(709,141)	$(104,444)
Adjustments to reconcile net loss to net cash to cash used by operating activities:
Amortization of prepaid services paid with common stock		3,781
Amortization of intangible assets	114,689
Share based compensation expense	20,125
Changes in operating assets and liabilities
Decrease in prepaid expenses	6,982	2,000
Increase (decrease) in:
Accounts Payable	212,621	—
Accrued Payroll	125,000	80,738
Net cash used by operating activities	(229,725)	(17,925)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash used by investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from loan payable	10,500
Proceeds from issuance of common Stock	99,987
Net cash provided by financing activities	110,487	—

Net decrease in cash	(119,238)	(17,925)

Cash, beginning of period	123,757	267,481

Cash, end of period	$4,519	$249,556

SUPPLEMENTAL CASH FLOW INFORMATION:

Cash paid for interest	$—	$—
Cash paid for income tax	$—	$—

See accompanying notes to financial statement

BIOVIE INC. (F/K/A NANOANTIBIOTICS, INC.)

Notes to Financial Statements

For the Six Months Ended December 31, 2016 and 2015

(unaudited)

1.	Background Information

BioVie Inc. (F/K/A NanoAntibiotics, Inc.) (the “Company”) is a development stage enterprise that was incorporated in the state of Nevada on April 10, 2013.  The Company is engaged in the discovery, development and commercialization of a therapy targeting ascites due to liver cirrhosis. Ascites due to liver cirrhosis is a life-threatening condition affecting about 100,000 Americans and many times more worldwide. Our therapy BIV201 is based on a drug that’s approved in about 40 countries to treat related complications of liver cirrhosis (part of the same disease pathway as ascites), but not yet available in the US. BIV201’s active agent is a potent vasoconstrictor and has shown efficacy for reducing portal hypertension in studies around the world. The goal is for BIV201 to interrupt the ascites disease pathway, thereby halting the cycle of accelerating fluid generation in ascites patients. The BIV201 development program began at LAT Pharma LLC. On April 11, 2016, the Company acquired LAT Pharma LLC and the rights to its BIV201 development program. We currently own all development and marketing rights to our drug candidate, except as noted previously, the Company and PharmaIN have exchanged small (low single-digit) ownership rights to each other’s ascites drug development programs. The Company recently filed patent applications for its drug candidate in the US and Japan, as well as a PCT in Europe. We are currently completing the work necessary to file our investigational new drug (IND) application, and aim to commence clinical trials should the FDA approve our application.

The Company’s activities are subject to significant risks and uncertainties including failure to secure additional funding to properly execute the company’s business plan.

2.	Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. For the six months ended December 31, 2016, the Company had a net loss of $709,141.  As of December 31, 2016, the Company has not earned any revenues. In view of these matters, the Company’s ability to continue as a going concern is dependent upon the Company’s ability to begin operations and to achieve a level of profitability. Since inception, the Company has financed its activities principally from the sale of public equity securities. The Company intends on financing its future development activities and its working capital needs largely from the sale of public equity securities with some additional funding from other traditional financing sources, including term notes and proceeds from sub-licensing agreements until such time that funds provided by operations are sufficient to fund working capital requirements. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

3.	Significant Accounting Policies

Unaudited Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information and with the instructions to Form 10-Q and Regulation S-X.  Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, all adjustments consisting of normal recurring entries necessary for a fair statement of the periods presented for: (a) the financial position; (b) the result of operations; and (c) cash flows, have been made in order to make the financial statements presented not misleading.  The results of operations for such interim periods are not necessarily indicative of operations for a full year.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is maintained at financial institutions and, at times, balances may exceed federally insured limits. We have never experienced any losses related to these balances. All of our cash balances were fully insured at December 31, 2016.

Financial Instruments

The Company’s financial instruments include cash and accounts payable. The carrying amounts of cash and accounts payable approximate their fair value, due to the short-term nature of these items.

Research and Development

Research and development costs are charged to operations when incurred and are included in operating expenses. The Company expensed $255,829 for research and development for the six months ended December 31, 2016.

Income Taxes

Deferred income tax assets and liabilities arise from temporary differences associated with differences between the financial statements and tax basis of assets and liabilities, as measured by the enacted tax rates, which are expected to be in effect when these differences reverse. Deferred tax assets and liabilities are classified as current or non-current, depending on the classification of the assets or liabilities to which they relate. Deferred tax assets and liabilities not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

The Company follows the provisions of FASB ASC 740-10 “Uncertainty in Income Taxes” (ASC 740-10), January 1, 2007. The Company has not recognized a liability as a result of the implementation of ASC 740-10. A reconciliation of the beginning and ending amount of unrecognized tax benefits has not been provided since there are no unrecognized benefits at December 31, 2016 and since the date of adoption. The Company has not recognized interest expense or penalties as a result of the implementation of ASC 740-10. If there were an unrecognized tax benefit, the Company would recognize interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Earnings (Loss) per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding and dilutive options outstanding during the period. For the six months ended December 31, 2016 all outstanding options have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

Stock-based Compensation

The Company recognizes all share-based payments to employees, including grants of employee stock options, as compensation expense in the financial statements based on their fair values. That expense will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) introduced a framework for measuring fair value and expanded required disclosure about fair value measurements of assets and liabilities. The Company adopted the standard for those financial assets and liabilities as of the beginning of the 2013 fiscal year and the impact of adoption was not significant. FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures” (ASC 820) defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Inputs that are both significant to the fair value measurement and unobservable.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values due to the short-term nature of these instruments. These financial instruments include accrued payroll.

Recent accounting pronouncements

The Company has reviewed recent accounting pronouncements issued by the FASB (including its EITF), the AICPA, and the SEC and did not or are not believed by management to have a material impact on the Company’s financial statements.

4. Related Party Loan

LAT Pharma was given a zero-interest bearing loan by the company’s General Partner, Jonathan Adams in the amount of $5,000 in August 2015 and $5,000 in November 2015. The total of $10,000 was outstanding when the Company merged with LAT Pharma. As of December 31, 2016 the Company has an outstanding balance of $10,000 payable on demand to the CEO, Jonathan Adams.

5. Commitments and Contingencies

Office Lease

On January 1, 2014 the Company executed a lease agreement with Cummings Properties for the company’s office of 270 square feet at 100 Cummings Center, Suite 247-C, Beverly, MA 01915. The lease is for a term of five years from January 1, 2014 to December 30, 2018 and requires monthly payments of $357 ($4,284 annually for each of the five years, total aggregate of $21,420).

Employment Agreements

On April 11, 2016 the Company entered into employment agreement with CEO Jonathan Adams. The Company’s agreement provides for a three-year term with minimum annual base salary of $250,000 per year. Effective April 11, 2016, the (previous) CEO/CFO resigned.

6.	Income Taxes

Deferred taxes are recorded for all existing temporary differences in the Company’s assets and liabilities for income tax and financial reporting purposes. Due to the valuation allowance for deferred tax assets, as noted below, there were no net deferred tax benefit or expense for the six months ended December 31, 2016.

There is no current or deferred income tax expense or benefit allocated to continuing operations for the six months ended December 31, 2016.

The provision for income taxes is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The items causing this difference are as follows:

	December 31, 2016	June 30, 2016
Tax expense (benefit) at U.S. statutory rate	$(241,116)	$(111,343)
State income tax expense (benefit), net of federal benefit	(35,458)	(16,374)
Effect of non-deductible expenses
Other
Change in valuation allowance	276,574	127,717
	$—	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2016 were as follows:

Deferred tax assets (liability), noncurrent:
Net operating loss	$668,422
Valuation allowance	(668,422)
$—

Change in valuation allowance:

Balance, June 30, 2016	$391,848
Increase in valuation allowance	276,574
Balance, December 31, 2016	668,422

Since management of the Company believes that it is more likely than not that the net deferred tax assets will not provide future benefit, the Company has established a 100 percent valuation allowance on the net deferred tax assets as of December 31, 2016.

As of December 31, 2016, the Company had federal and state net operating loss carry-forwards totaling approximately $1,700,000 which begin expiring in 2022.

7. Purchase of LAT Pharma

On April 11, 2016, the Company entered into and consummated an Agreement and Plan of Merger (the “Merger Agreement”), with LAT Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Company (“Acquisition”) and LAT Pharma, LLC an Illinois limited liability company (“LAT”). Pursuant to the terms of the Merger Agreement, Acquisition merged with and into LAT in a statutory triangular merger (the “Merger”) with LAT surviving as a wholly-owned subsidiary of the Company. As consideration for the Merger, the Company issued the interest holders of LAT (the “LAT Holders”) an aggregate of 39,820,000 shares of our Common Stock issued to the LAT Holders in accordance with their pro rata ownership of LAT membership interests prior to the Merger. Following the Merger, the Registrant will continue the development of LAT’s lead clinical therapeutic candidate Continuous low-dose Infusion (CI) Terlipressin.

Immediately prior to the Merger, the Company had 87,210,000 shares of Common Stock issued and outstanding. In connection with the Merger, certain shareholders of the Company collectively agreed to retire and cancel an aggregate of 39,869,999 shares of Common Stock. Following the consummation of the Merger, the issuance of the Merger Shares of the 39,820,000 shares of Common Stock, the Company had 87,160,001 shares of Common Stock issued and outstanding and the LAT Holders beneficially own 39,820,000 shares or approximately forty-six percent (46%) of such issued and outstanding Common Stock.

Under the purchase method of accounting, the transaction was valued for accounting purposes at $2,389,200, which was the estimated fair value of the consideration paid by the Company. The estimate was based on the consideration paid of 39,820,000 shares of common stock valued based on the closing price on 04/11/2016 of $0.06 per share.

The assets and liabilities of LAT Pharma, Inc. were recorded at their respective fair values as of the closing date of the Merger Agreement, and the following table summarizes these values based on the balance sheet at April 11, 2016.

$2,303,682	Assets Purchased
260,193	Liabilities Assumed
2,043,489	Net Assets Purchased
2,389,200	Purchase Price
$345,711	Goodwill from Purchase

Intangible asset detail

$2,293,770	Intangible Intellectual Property
345,711	Goodwill
$2,639,481	Intangible Asset from Purchase

Under the 338(h)(10) election, intangibles related to the acquisition of LAT Pharma will be fully deductible for tax purposes.

The intangible intellectual property is amortized over 10 years.

	December 2016	December 2015
Intangible Assets subject to Amortization	$2,293,770	$—
Amortization Expense in current year	$57,344	$—
Accumulated Amortization at year end	$165,724	$—

The previous year amortization expense has been amortized for the period from April 11, 2016 to June 30, 2016. The estimated Amortization expense for each of the five succeeding fiscal years will be approximately $229,300 per year.

8. Stockholders’ Equity

Offering of Stock Options

In connection with the employment agreement signed with the Chief Financial Officer on April 11, 2016, Jonathan Adams received options to acquire 3 million shares exercisable at $0.06 per share, the closing price on that date. These Options Group A shall become vested and exercisable (i) as to 1 million shares on April 11, 2017, (ii) as to 1 million shares on April 11, 2018, and (iii) as to 1 million shares on April 11, 2019.

The fair market value of the stock options is estimated using the Black Scholes valuation model and the Company uses the following methods to determine its underlying assumptions: expected volatilities are based on the historical volatilities of 3 comparable companies of the daily closing price of their respective common stock; the expected term of options granted is based on the average time outstanding method; and the risk free interest rate is based on the US Treasury bonds issued with similar life terms to the expected life of the grant.

The following key assumptions were used in the valuation model to value stock option grants for each respective period:

Valuation Date	4/11/2016	4/11/2016	4/11/2016
Stock Price	$0.06	$0.06	$0.06
Exercise Price	$0.06	$0.06	$0.06
Term (expected term for options)	1.00	2.00	3.00
Volatility	56.49%	58.45%	97.82%
Annual Rate of Quarterly Dividends	0.00%	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	0.53%	0.70%	0.85%
Call Option Value ($Millions)	$0.01	$0.02	$0.04
Fair Value	$13,467	$19,523	$36,489

The Company issued stock options to consultants and board of directors for services provided to the company. The following key assumptions were used in the valuation model to value stock option grants for each respective period:

Valuation Date	11/16/2016	12/18/2016
Stock Price	$0.25	$0.21
Exercise Price	$0.25	$0.21
Term (expected term for options)	2.00	2.00
Volatility	43.12%	43.12%
Annual Rate of Quarterly Dividends	0.00%	0.00%
Discount Rate - Bond Equivalent Yield	1.02%	1.15%
Call Option Value ($Millions)	$0.06	$0.05
Fair Value	$30,919	$15,646

Stock option transactions under the Company’s plans for the years ended December 31, 2016 is summarized below:

Weighted
		Weighed-	Average	Aggregate
		Average	Remaining	Intrinsic
	Shares	Exercise	Contractual	Value
Options	(Thousands)	Price	Term	(Thousands)
Outstanding at June 30, 2016	3,000	0.06	2	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at September 30, 2016	3,000	0.06	2	-
Granted	800	0.24	2	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Outstanding at December 31, 2016	3,800	0.10	2	-

The compensation expense includes $8,848 related to the stock options described above. The Legal and Professional fee includes $2,416 related to the stock options described above.

Offerings of Common Stock and Warrants

In September 2016, the Company sold and issued an aggregate of 49,999 shares of common stock in a private placement transaction for aggregate gross proceeds of approximately $5,000. The purchase price for the common stock was $0.10 per share.

In October 2016, the Company sold and issued an aggregate of 225,000 shares of common stock and warrants to purchase 112,500 shares of common stock in a private placement transaction for aggregate gross proceeds of approximately $45,000. The purchase price for the common stock and warrants was $0.20 per unit. The warrants are exercisable at an exercise price of $0.50 at any time from date of issuance until 5 years from the date of issuance.

In November 2016, the Company sold and issued an aggregate of 250,000 shares of common stock and warrants to purchase 125,000 shares of common stock in a private placement transaction for aggregate gross proceeds of approximately $50,000. The purchase price for the common stock and warrants was $0.20 per unit. The warrants are exercisable at an exercise price of $0.50 at any time from date of issuance until 5 years from the date of issuance.

9. Subsequent Event

Subsequent to December 31, 2016, the Company sold and issued an aggregate of 100,000 shares of common stock and warrants to purchase 50,000 shares of common stock in a private placement transaction for aggregate gross proceeds of approximately $20,000. The purchase price for the common stock and warrants was $0.20 per unit. The warrants are exercisable at an exercise price of $0.50 at any time from date of issuance until 5 years from the date of issuance.

On January 4, 2017, the Company, entered into a common stock purchase agreement (the “Purchase Agreement”) with Aspire Capital Fund, LLC, an Illinois limited liability company (“Aspire Capital”) which provides that, on the terms and subject to the conditions and limitations set forth therein, Aspire Capital is committed to purchase up to an aggregate of $12.0 million of shares of the Company’s common stock over the 30-month term of the Purchase Agreement. On execution of the Purchase Agreement, the Company agreed to sell to Aspire Capital 1,000,000 shares of common stock and warrants to purchase 500,000 shares of common stock for proceeds of $200,000. The Warrant Shares will each have a five-year term and will be exercisable at $0.50 per share. Concurrently with entering into the Purchase Agreement, the Company also entered into a registration rights agreement with Aspire Capital (the “Registration Rights Agreement”), in which the Company agreed to file one or more registration statements, as permissible and necessary to register under the Securities Act of 1933, as amended (the “Securities Act”), registering the sale of the shares of the Company’s common stock that have been and may be issued to Aspire Capital under the Purchase Agreement.

Under the Purchase agreement, on any trading day selected by the Company, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice (each, a “Purchase Notice”), directing Aspire Capital (as principal) to purchase up to 100,000 shares of the Company’s common stock per business day, up to $12.0 million of the Company’s common stock in the aggregate at a per share price (the “Purchase Price”) equal to the lesser of:

  the lowest sale price of the Company’s common stock on the purchase date; or
  the arithmetic average of the three (3) lowest closing sale prices for the Company’s common stock during the twelve (12) consecutive trading days ending on the trading day immediately preceding the purchase date.

In addition, on any date on which the Company submits a Purchase Notice to Aspire Capital in an amount equal to 100,000 shares and the closing sale price of our stock is equal to or greater than $0.30 per share, the Company also has the right, in its sole discretion, to present Aspire Capital with a volume-weighted average price purchase notice (each, a “VWAP Purchase Notice”) directing Aspire Capital to purchase an amount of stock equal to up to 30% of the aggregate shares of the Company’s common stock traded on its principal market on the next trading day (the “VWAP Purchase Date”), subject to a maximum number of shares the Company may determine. The purchase price per share pursuant to such VWAP Purchase Notice is generally 95% of the volume-weighted average price for the Company’s common stock traded on its principal market on the VWAP Purchase Date.

The Purchase Price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the period(s) used to compute the Purchase Price. The Company may deliver multiple Purchase Notices and VWAP Purchase Notices to Aspire Capital from time to time during the term of the Purchase Agreement, so long as the most recent purchase has been completed.

The Purchase Agreement provides that the Company and Aspire Capital shall not effect any sales under the Purchase Agreement on any purchase date where the closing sale price of the Company’s common stock is less than $0.10. There are no trading volume requirements or restrictions under the Purchase Agreement, and the Company will control the timing and amount of sales of the Company’s common stock to Aspire Capital. Aspire Capital has no right to require any sales by the Company, but is obligated to make purchases from the Company as directed by the Company in accordance with the Purchase Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future fundings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement. In consideration for entering into the Purchase Agreement, concurrently with the execution of the Purchase Agreement, the Company issued to Aspire Capital 2,400,000 shares of the Company’s common stock (the “Commitment Shares”). The Purchase Agreement may be terminated by the Company at any time, at its discretion, without any cost to the Company. Aspire Capital has agreed that neither it nor any of its agents, representatives and affiliates shall engage in any direct or indirect short-selling or hedging of the Company’s common stock during any time prior to the termination of the Purchase Agreement. Any proceeds that the Company receives under the Purchase Agreement are expected to be used for working capital and general corporate purposes.

1095 Evergreen Circle, Ste 200, The Woodlands, Texas 77380 | (832) 482-4611 | Fax: (832) 442-5077

March 22, 2016

To the Partners LAT Pharma LLC

25 West 15th Street, Unit B
Chicago, IL 60605

We have audited the accompanying comparative statement of assets, liabilities and equity of LAT Pharma LLC as of December 31, 2014 and December 31, 2015, and the related statements of income and retained earnings, and cash flows for the twelve months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LAT Pharma as of December 31, 2014 and December 31, 2015, and the results of its operations and its cash flows for the twelve months then ended in conformity with accounting principles generally accepted in the United States of America.

Melissa Rascon, CPA

March 22, 2016

LAT PARMA LLC

STATEMENT OF ASSETS, LIABILITIES, AND STOCKHOLDERS’ EQUITY

DECEMBER 31, 2014 and December 31, 2015

(SEE ACCOUNTANT’S AUDIT REPORT)

ASSETS	2014	2015
CURRENT ASSETS	(Audited)	(Audited)

Cash & Cash Equivalents	$18,154	$5,347
Loans to Partners	648	648

TOTAL CURRENT ASSETS:	$18,802	$5,995

TOTAL ASSETS: PARMA LLC	$18.802	$5,995

LIABILITIES AND EQUITY
	2014	2015
	(Audited)	(Audited)
CURRENT LIABILITIES

Loans from Partners (See Note 3)	$5,000	$10,000

TOTAL CURRENT LIABILITIES:	$5,000	$10,000

Equity

Partner Capital Accounts	$13,802	$(4,005)

TOTAL EQUITY:	$13,802	$(4,005)

TOTAL LIABILITIES AND CAPITAL	$18,802	$5,995

LAT PARMA LLC

STATEMENT OF INCOME AND RETAINED EARNINGS

DECEMBER 31, 2014 and December 31, 2015

(SEE ACCOUNTANT’S AUDIT REPORT)

	2014	2015
	(Audited)	(Audited)

Sales	$—	$—
Cost of Goods Sold	$—	$—
GROSS PROFIT:	$—	$—
General and Administrative Expenses:
Bank Charges	$329	$526
Legal & Professional Fees (See Note 4)	$7,735	$11,924
Office Expenses	$574	$—
Lab Fees	$10,989	$—
Conference Fee	$1,080	$—
Website Hosting	$173	$185
Telephone	$—	$187
Travel	$—	$5,821
Taxes & Licenses	$—	$250
Outside Services (See Note 5)	$—	$95,921
General and Administrative Expenses:	$20,880	114,814
Other Income
Interest Income	$—	$7
Total Other Income	$—	$7

NET INCOME	$(20,880)	$(114,807)

Partnership Capital, Beginning	$4,682	$13,802
Partner Contributions (See Note 6)	$30,000	$97,000

Partnership Capital, ENDING	$13,802	$(4,005)

LAT PARMA LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2014 and December 31, 2015

(SEE ACCOUNTANT’S AUDIT REPORT)

	2014	2015
	(Audited)	(Audited)

Cash Flows from financing Activities:

Net Income	$(20,880)	$(114,807)

Partner Contributions	$30,000	$97,000
Loan from Partners	$—	$5,000
Net cash provided by financing activities	$9,120	$102,000

Net increase in cash and cash equivalents	$9,120	$(12,807)

Cash and cash equivalents beginning of period	$9,034	$18,154

Cash and cash equivalents end of period	$18,154	$5,347

LAT PARMA LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 and December 31, 2015

(SEE ACCOUNTANT’S AUDIT REPORT)

NOTE 1: NATURE OF OPERATIONS

LAT Pharma LLC (“LAT Pharma” or “The Company”) was created in 2006 with the goal of inventing, developing, and commercializing a lifesaving new therapy for people afflicted with advanced liver disease and cirrhosis of the liver and its deadly complications. The company works to develop and commercialize a novel treatment for ascites.

Approximately 60% of people with liver cirrhosis (more than 400,000 Americans and millions worldwide) will develop this poorly controlled and frequently fatal condition. Therefore, the company is working to design a new drug to become the first long-acting pain management for the chronic administration of ascites—and the only agent that targets its root cause: portal hypertension.

Since the company’s inception, it has not incurred any revenue and only expenses while the company works to develop the treatment as such described. Therefore, the company has applied for a provisional U.S. patent for its work thus far, but has not yet applied for a permanent Patent.

NOTE 2: BASIS OF ACCOUNTING

The accompanying financial statements present financial results on the accrual basis of accounting required under generally accepted accounting principles.

USE OF ESTIMATES

The preparation of the company’s financial statements, conforming with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that can affect certain reported amounts and disclosures. Therefore, actual results could differ from those estimates.

NOTE 3: LOANS FROM PARTNERS

LAT Pharma was given a zero-interest bearing loan by the company’s General Partner, Jonathan Adams in the amount of $5,000 in June 2013 that was repaid in January 2015. Thus, the ending balance of the loan at December 31, 2014 was $5,000. Jonathan then made a partner contribution of that same amount to the company in August 2015. In November 2015 he once again loaned the company $10,000 that was unpaid as of December 31, 2015.

NOTE 4: LEGAL FEES

The company incurred an expense for legal fees in the amount of $7,735 for the calendar year ended December 31, 2014, and $11,924 for the calendar year ended December 31, 2015 for general legal advice and help with the provision patent application filing.

NOTE 5: OUTSIDE SERVICES

For the year ended December 31, 2015 the company’s largest expense was Outside Services. This expense was for independent consultants that included physician experts, European orphan drug consultants, and contract research.

NOTE 6: PARTNERSHIP CONTRIBUTIONS

As of December 31, 2014 the company had thirty-eight partners with a total contribution to the company of $430,300. Two partners owned nearly 20%. By December 31, 2015 the company recruited two additional partners increasing the total number to forty, and increased its contributions another $97,000, bringing the cumulative capital contributed to the partnership to $527,300.